UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For 16 August 2010
Harmony Gold Mining Company
Limited
Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)
Form 20-F X                Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes                   No X

SHAREHOLDER INFORMATION
Issued ordinary share capital at
428 654 779
30 June 2010
shares
MARKET CAPITALISATION
At 30 June 2010 (ZARm)
34 888.2
At 30 June 2010 (US$m)
4 530.3
Harmony ordinary share
and ADR prices
12 month high (1 July 2009 to
30 June 2010) for ordinary shares
R87.51
12 month low (1 July 2009 to
30 June 2010) for ordinary shares
R68.65
12 month high (1 July 2009 to
30 June 2010) for ADRs
US$11.98
12 month low (1 July 2009 to
30 June 2010) for ADRs
US$8.50
Free float
Ordinary shares
100%
ADR ratio
1:1
JSE Limited
HAR
Range for quarter
(1 April 2010 to
R68.65 –
30 June 2010 – closing prices)
R81.40
Average volume for
the quarter (1 April 2010 to
1 918 132
30 June 2010)
shares per day
New York Stock
Exchange, Inc.
HMY
Range for quarter
(1 April 2010 to
US$9.04 –
30 June 2010 – closing prices)
US$ 10.57
Average volume for
the quarter (1 April 2010 to
1 072 003
30 June 2010)
shares per day
Key features for the financial year
Positioned to deliver
Maintain healthy operating margin at 26%
Reserve levels maintained
Dividend of 50 SA cents
Key features for the quarter
7 fatalities
• more to be done on safety
Significant increase in resource in Wafi-Golpu
Hidden Valley in commercial production
Cash operating profit 49% higher at R942 million
Growth assets increasing in production
Financial summary for the fourth quarter and year ended
30 June 2010
Quarter
Quarter
12 Months 12 Months
Year-to
June
March
Q-on-Q                June             June
year
2010                 2010
variance                 2010              2009
variance
Gold
– kg
10 784
10 366
4.0
44 433
45 437
(2.2)
produced
(1)
– oz
346 714
333 276
4.0        1 428 544       1 460 831
(2.2)
Cash costs
– R/kg
201 460
199 859
(0.8)
195 162
168 661
(15.7)
– US$/oz
831
829
(0.2)
801
583
(37.4)
Gold sold
– kg
10 739
10 120
6.1
43 969
45 833
(4.1)
– oz
345 266
325 366
6.1
1 413 633         1 473 562
(4.1)
Gold price
– R/kg
295 580
267 469
10.5
266 009
250 826
6.1
received
– US$/oz
1 219
1 109
9.9
1 092
867
25.9
Cash operating
– R million
942
634
48.6
2 926
3 839
(23.8)
profit
– US$ million
125
84
48.8
387
427
(9.4)
Basic earnings/
– SAc/s
7
(65)
>100
(38)
460
<(100)
(loss) per share*
– USc/s
1
(9)
>100
(5)
54
<(100)
Headline (loss)/
– Rm
(27)
(103)
74
4
1 260
(99.7)
profit*
– US$m
(4)
(14)
71
–
140
(100)
Headline (loss)/
– SAc/s
(6)
(24)
75
1
304
(99)
earnings per share*       – USc/s
(1)
(4)
75
–
34
(100)
Adjusted
– SAc/s
13
4
>100
49
314
(84.4)
headline earnings
– USc/s
2
1
100
6
35
(80)
per share
(2)
Exchange rate*
– R/US$
7.54
7.50
0.6
7.58
9.00
(15.8)
* Reported amounts include continued operations only.
(1) Production statistics for President Steyn, Target 3 (previously known as Lorraine 3) and a portion of Hidden Valley have been included. These mines are in a build-up phase and revenue and costs are currently capitalised. Revenue capitalised includes President Steyn – 29 kg (March 2010 – 4 kg), Target 3 92 kg (March 2010 – 25 kg) and Hidden Valley – 120 kg
(March 2010 – 550 kg).
(2) Headline earnings/(loss) adjusted for employee termination and restructuring cost.
HARMONY’S ANNUAL REPORTS
Harmony’s Annual Report, Notice of Annual General Meeting, its Sustainable Development Report and
its annual report filed on a Form 20F with the United States’ Securities and Exchange Commission for
the year ended 30 June 2009 are available on our website at www.harmony.co.za.
Incorporated in the Republic of South Africa
Registration Number 1950/038232/06
(“Harmony” or “Company”)
JSE Share code: HAR
NYSE Share code: HMY
ISIN: ZAE 000015228
Results for the fourth quarter
and year ended 30 June 2010

Results for the fourth quarter and year
ended 30 June 2010
Forward-looking statements
This quarterly report contains forward-looking
statements within the meaning of the United
States Private Securities Litigation Reform Act
of 1995 with respect to Harmony’s financial
condition, results of operations, business
strategies, operating efficiencies, competitive
positions, growth opportunities for existing
services, plans and objectives of management,
markets for stock and other matters. Statements
in this quarter that are not historical facts are
“forward-looking statements” for the purpose of
the safe harbor provided by Section 21E of the
U.S. Securities Exchange Act of 1934, as
 amended, and Section 27A of the U.S.
Securities Act of 1933, as amended.
Forward-looking statements are statements
 that are not historical facts.

These statements include financial projections
and estimates and their underlying assumptions,
statements regarding plans, objectives and
expectations with respect to future operations,
products and services, and statements regarding
future performance. Forward-looking statements
are generally identified by the words “expect”,
“anticipates”, “believes”, “intends”, “estimates”
and similar expressions. These statements are
only predictions. All forward-looking statements
involve a number of risks, uncertainties and
other factors and we cannot assure you that
such statements will prove to be correct. Risks,
uncertainties and other factors could cause
actual events or results to differ from those
expressed or implied by the forward-looking
statements.

These forward-looking statements, including,
among others, those relating to the future
business prospects, revenues and income of
Harmony, wherever they may occur in this
quarterly report and the exhibits to this quarterly
report, are necessarily estimates reflecting the
best judgment of the senior management of
Harmony and involve a number of risks and
uncertainties that could cause actual results to
differ materially from those suggested by the
forward-looking statements. As a consequence,
these forward-looking statements should be
considered in light of various important factors,
including those set forth in this quarterly report.
Important factors that could cause actual results
to differ materially from estimates or projections
contained in the forward looking statements
include, without limitation:
overall economic and business conditions in
South Africa and elsewhere;
the ability to achieve anticipated efficiencies
and other cost savings in connection with
past and future acquisitions;
increases/decreases in the market price of
gold;
the occurrence of hazards associated with
underground and surface gold mining;
the occurrence of labor disruptions
availability, terms and deployment of capital;
changes in Government regulation, particularly
mining rights and environmental regulations;
fluctuations in exchange rates;
currency devaluations and other macro-
economic monetary policies; and
socio-economic instability in South Africa and
regionally.
Contents
Page
Chief Executive Officer’s review
3
Financial Overview
5
Safety and health
6
Operational review
7
South African Underground Operations
7
–
Bambanani
7
–
Doornkop
7
–
Evander
7
–
Joel
8
–
Kusasalethu
8
–
Masimong
8
–
Phakisa
9
– Target 1
9
–
Tshepong
9
– Virginia
9
South African Surface Operations
10
–
Kalgold
10
– Project Phoenix
10
– Rock Dumps
10
– Pamodzi Free State shafts
11
– Steyn 2
11
International Operations
11
– Hidden Valley
11
Development
12
Exploration
13
Operating results (Rand/Metric)
18
Condensed consolidated preliminary income statement (Rand)
20
Condensed consolidated preliminary statement of other comprehensive income (Rand)
21
Condensed consolidated preliminary balance sheet (Rand)
22
Condensed consolidated preliminary statement of changes in equity (Rand)
23
Condensed consolidated preliminary cash flow statement (Rand)
24
Notes to the condensed consolidated preliminary financial statements for the fourth quarter and year ended 30 June 2010
25
Operating results (US$/Imperial)
32
Condensed consolidated preliminary income statement (US$)
34
Condensed consolidated preliminary statement of other comprehensive income (US$)
35
Condensed consolidated preliminary balance sheet (US$)
36
Condensed consolidated preliminary statement of changes in equity (US$)
37
Condensed consolidated preliminary cash flow statement (US$)
38
Development results – metric and imperial
41
Contact details
44

Chief Executive Officer’s Review
Introduction
A key feature of the quarter and year under review has been the restructuring of Harmony’s asset base in line with our stated strategy to deliver safe, profitable and sustainable ounces. Significant steps taken during the financial year to improve the quality of our portfolio include:
•  Closure of the Brand 3, Merriespruit 3, Harmony 2, Evander 2,
5 and 7 shafts as their orebodies reached the end of their
economic lives;
•  Continued investment in exploration and development at the company’s Phakisa, Kusasalethu, Doornkop and Hidden Valley
growth projects, reaffirming their robust life-of-mine plans and reserve positions;
•  Acquisition of Pamodzi Gold Mining Limited’s (in liquidation)
Free State assets which includes President Steyn 1 and 2
shafts, Lorraine 3, Freddies 7 and 9, the Steyn plant and surface stockpiles;
•  An international exploration programme resulting in the discovery of a new zone of mineralisation adjacent to the main Golpu
resource in Papua New Guinea (PNG);
•  The reassessment of the Evander operations and projects.
Following a review of the economic viability of the Evander
South project under various scenarios, it has been excluded from
Harmony’s reserves. The Libra project (retreating the Evander tailings) has been included in the reserve statement;
•  Post year-end, Mount Magnet in Western Australia was sold, which allows us to focus on growing, developing and operating our portfolio of quality assets in PNG.
Safety
It is with deep regret we report that seven of our colleagues died in work-related incidents during the quarter. Those who died were: Paseka Lechaka, loader operator and Albert Lebetsa, rock drill operator at Tshepong; Vuyo Mali, development team leader and Bokang Mariti, miner’s assistant at Phakisa; Mamayo Bangani, winch driver at Merriespruit 1; Volakhe Bezena, rock drill operator at Joel; and Loti Mohave, an artisan assistant at Doornkop.
We extend our deepest condolences to their families, friends and colleagues.
Our focus on safety remains of paramount importance and a core pillar of our corporate strategy and it is clear we have ground to cover in reaching the standards we aspire to. Please also see the section on Safety and Health on page 6.
Growth
A pillar in our growth strategy is aimed at acquiring long-life assets that offer higher grades. During the past year we assessed assets in Africa and South East Asia, which could potentially fit the
Harmony portfolio. However we did not identify any projects of sufficient value at a reasonable price. As a result we have decided to increase our exploration expenditure, so as to enhance our competitive edge at an earlier stage in the pipeline, to expand our geographic diversity and to leverage off our existing base in one of the world’s premier new gold regions, PNG. While returns may only be generated in the long-term, we do have an existing track record of success in PNG, with an exceedingly low cost of exploration – in the region of $10/oz discovery.
In August 2010, we announced a significant increase in the mineral resource at the Wafi-Golpu porphyry copper-gold project in PNG, which is part of the company’s 50/50 joint venture with Newcrest
Mining Limited. This mineral resource for Wafi-Golpu now contains
16 million ounces (Moz) of gold and 4.8 million tonnes (Mt) of copper. Expressed as gold equivalents, this resource amounts to
38.5 Moz of gold*. This indicates an exciting and promising future for this project and also provides a significant opportunity for
Harmony shareholders.
These results have a profoundly positive impact on our resource base and drilling results continue to prove that investing in exploration was a very good long term decision.
While we are seeking greater diversity, we will continue to invest in our growth projects. We believe these assets will become
the best gold mines in South Africa in the next three years and provide the necessary cash flow to allow us to fund the growth in Wafi/Golpu and other opportunities that may arise. We remain committed to South Africa and see our South African assets as an important part of our portfolio. Harmony’s management has extensive knowledge of and skills in deep level gold mining. South
African mining companies have a global footprint and are amongst the top gold producers in the world and we believe in maintaining healthy relationships with government departments, unions and our stakeholders.
Gold market
During the past quarter, the gold price has remained robust in dollar terms and we have even benefited from a higher R/kg gold price.
Year-on-year the US dollar gold price received increased by 25.9%, from an average of US$867/oz for the previous financial year to
US$1 092/oz during the past year. During the same period the rand strengthened against the US dollar by 15.8% from R9.00/US$ to
R7.58/US$, resulting in an average net increase of 6.1% in the rand per kilogram price received from R250 826/kg to R266 009/kg.
Quarter-on-quarter, the R/kg gold price received for the fourth quarter increased by 10.5% to R295 580/kg from R267 469/kg
in the third quarter. The US dollar gold price increased by 9.9%
to an average of US$1 219/oz during the quarter with the rand remaining fairly constant at R7.54/US$ compared to R7.50/US$ in the third quarter.
The rand has strengthened against the US dollar throughout the year, which has continued to place pressure on our margins.
Our planning for the 2011 financial year is done at a gold price of
R250 000/kg, assuming a gold price of $950/oz and an exchange rate of R8.19/US$, with financial modelling done at R275 000/kg.
It is our view that the global financial markets have not yet stabilised and we believe that gold will remain a safe haven. It is likely then that the gold price in dollar terms will increase in the medium to long term.
* Gold equivalents based on US$ 950 oz Au, $4,412 /t Cu at 100% recovery for both metals.

Results for the fourth quarter and year
ended 30 June 2010
Union relations
Harmony continues to work closely with its representative unions.
During the past quarter in particular, this relationship has assisted in achieving two important initiatives, namely:
•  the implementation of a ‘food ban’ at the Free State operations to curb criminal mining; and
•  the ground-breaking profitability agreement to save jobs at
Merriespruit 1. Merriespruit 1 will continue to operate, provided that it does not make a loss (on a total cost basis, including any capital expenditure) for two consecutive months and total costs remain under R250 000/kg. Management, together with the
unions, will closely monitor the performance of this shaft.
Reserves and Resources
In early August we announced the group’s updated reserves and resource statement and we are pleased to report that Harmony maintained its reserves at 48.1 Moz, while focusing on producing higher quality, safe ounces at a profitable and sustainable level.
The reserves are at a similar level to the previous year’s declared reserve, despite shaft closures and depletion which occurred during the year. Attributable gold mineral resources declined year-on-year by 9% to 189.2 Moz. A detailed resource and reserve declaration will be published in the FY2010 annual report, which will be made available to shareholders in October 2010.
Operational results for the June quarter
Tonnes milled for South African operations for the quarter increased by 3.5% when compared to the previous quarter. The recovered grade remained fairly constant at 2.24g/t. The underground grade improved by 5.6%.
Cash operating cost increased by R168 million, representing an increase of 8.6% compared to the third quarter. The main contributor to this increase was Hidden Valley’s first commercial quarter which resulted in a R114 million cost, an increase in electricity, which rose by R80 million owing largely to tariff increases as well as the first month of winter rates. We also made a considerable saving following the closure of a number of operations during the past two quarters, as well as reducing costs at the Virginia operations by approximately R100 million in the fourth quarter.
The royalty expense also increased from R5 million in the previous quarter to R28 million in the current quarter as this was the first full quarter for these costs.
The increase in costs was offset against the increase in gold production, and resulted in an increase in our rand per kilogram unit cost from R199 859/kg to R201 460/kg for the fourth quarter.
As planned, capital expenditure rose by 14.1% to R824.3 million in the quarter under review. The main contributors to this were:
•  an increase in the expenditure on the recently acquired Pamodzi assets accounting for a R46.7 million increase;
•  the purchase of emergency generators for the Free State
operations totaling R29 million; and
•  the repair of the plant conveyor at Doornkop and the purchase of a drill rig.
Gold production at Hidden Valley improved by 6% to 37,571 ounces
(50% attributable to Harmony) in comparison with the previous quarter, the results were nonetheless disappointing as production was less than anticipated due to commissioning constraints. See page 11 for more details. Commercial production levels were
reached in May 2010 and were declared for the last two months of the quarter resulting in a cash operating profit of A$2.4 million.
Production outlook*
Production for the September 2010 quarter will be affected by the temporary suspension of operations at Joel to allow for
the completion of improvements to the shaft bottom spillage
arrangement at our Joel North Shaft. In addition, production will also be negatively affected by a further 95 kilograms due to the tragic explosion at Phakisa on 24 June 2010.
For the year ahead, we estimate gold production to be approximately
1.7 million ounces, total cost including capital to be at R260 000/kg and total cash costs to be approximately R195 000/kg.
* This production outlook is subject to the forward-looking statement (refer to page 2). The estimated financial information has not been reviewed and reported on by Harmony’s auditors in accordance with section 8.40 of the listing requirements of the JSE Limited.
Dividends
We are pleased to declare a dividend of 50 SA cents per ordinary share for the year ended 30 June 2010.
Listings
To streamline our listings, Harmony voluntarily terminated the listing of its American Depository Receipts on the NASDAQ
Stock Exchange on 9 June 2010 and the NYSE Euronext Paris Stock
Exchange towards the end of August 2010. Harmony will continue to be listed on the JSE (HAR), New York Stock Exchange (HMY) and the London Stock Exchange (HRM).
The way ahead
During the strategic planning process completed in June 2010, we determined that a key factor in managing our operations
going forward was to focus on cashflows. This is an important measurement and operational teams were urged to submit
achievable plans that generate free cash. There are exceptions –
such as the projects which can only be completed by spending more capital.
Importantly, we have decided to revise our 2012 production target of 2.2 Moz to 2 Moz, with a significant emphasis on ensuring that these are 2 million profitable ounces. This is in line with our strategic objectives, and takes into consideration the closure of some of the Virginia and Evander shafts sooner than had been planned. We do not expect further shaft closures with the exception of Merriespruit 1 should it not comply with the two conditions outlined in the profitability agreement.
Our South African assets will generate sufficient cash to fund our growth ambitions. The Hidden Valley mine has been successfully commissioned. We are currently busy with feasibility studies and concept studies at Wafi-Golpu and outside of the joint venture,

Harmony has acquired approximately 8 000 km
2
of exploration
tenements, with promising upside potential.
Our key actions in order to achieve our targets in the coming year include our continued focus on mining safely; improving productivity; improving the quality of our ounces through clear development strategies, improved planning and short interval controls. These actions, we believe will add value to our share price, which is currently underperforming, although it is currently one of the best rated gold shares on the JSE.
We remain highly competitive, aiming for the lowest South African underground, R/t costs.
In all, I am pleased to report on a satisfactory year. We have managed to stabilise the company, with a clear focus on working towards achieving sustainable profitability and generating earnings that fund dividends and growth.
Chief Executive Officer
Graham Briggs
Financial overview
Cash operating profit was 49% higher at R942 million due to a
4% improvement in production and an increase in gold the price received for the quarter of 11% to R295 580/kg. This was offset by an increase in operating cost, which can be attributed to electricity increases by Eskom and winter tariffs.
Earnings per share
Basic earnings per share increased from a loss of 69 SA cents to a profit of 3 SA cents per share. Similarly headline earnings improved form a loss of 27 SA cents to a loss of 10 SA cents per share. This increase can mainly be attributed to an increase in production and gold price received.
Revenue
Revenue increased to R3 045 million from R2 521 million resulting from an 11% increase in gold price received and a 6% increase in kilograms sold resulting from the higher production.
Costs
Total cash operating costs were R168 million or 8.6% higher at
R2 124 million due mainly to the inclusion of Hidden Valley’s operating cost for the first time and higher electricity cost.
Disposal of Jeanette
The sale of Jeanette was concluded in the current quarter,
generating R75 million cash for the group.
Discontinued operations
The Mount Magnet operation in Western Australia has been
classified as a discontinued operation and held-for-sale following a decision to sell the operation. During July 2010 the group finalised negotiations to sell the operation to Ramelius Resources Limited for a total consideration of R269 million (AUS$40 million).
Capital expenditure
Total capital expenditure was 14% higher at R824 million,
R750 million attributable to South African operations and R74 million to Hidden Valley.
Royalties
Royalty costs for the quarter amounted to R28 million following its introduction in March 2010. Royalty costs for the previous quarter totalled R4.7 million.
Notice of cash dividend
A dividend No. 81 of 50 cents per ordinary share, being the
dividend for the year ended 30 June 2010, has been declared
payable on Monday, 20 September 2010 to those shareholders
recorded in the books of the Company at the close of business on Friday, 17 September 2010.
The dividend is declared in the currency of the Republic of
South Africa.
Any change in address or dividend instruction to apply to
this dividend must be received by the company’s transfer
secretaries or registrar not later than Friday, 10 September 2010.
Last date to trade ordinary
shares cum dividend Friday, 10 September 2010
Ordinary shares trade
ex dividend Monday, 13 September 2010
Currency conversion date
in respect of the UK own
name shareholders Monday, 13 September 2010
Record date Friday, 17 September 2010
Payment date Monday, 20 September 2010
No dematerialisation or rematerialisation of share certificates may occur between Monday, 13 September 2010 and Friday,
17 September 2010, both dates inclusive, nor may any transfers between registers take place during this period.
Employment termination and restructuring cost
R82 million incurred for the quarter was due to closure of Harmony 2 shaft and Merriespruit 3 shaft.
Deferred tax
The deferred taxation expense includes a charge of R210 million which mainly relates to the annual re-assessment of deferred tax rates.

Results for the fourth quarter and year
ended 30 June 2010
Safety and health
Safety
Harmony’s aim continues to be the achievement of safe, proﬁ table ounces. During the past ﬁ nancial year and the quarter under review, management teams worked hard to ensure that the safety culture is instilled at all operations, through the implementation of behaviour based safety programmes. These programmes have been effective and, while we are saddened and disappointed by the fatal accidents that occurred during the year, we are pleased to report a signiﬁ cant improvement in overall safety performance for the ﬁ scal year 2010.
The Lost Time Injury Frequency Rate (LTIFR) improved 17% year on year from 9.35 to 7.72, which is a record low achievement for Harmony.
LTIFR also improved by 4% quarter-on-quarter from 7.95 to 7.67.
Harmony’s Reportable Injury Frequency Rate (RIFR) improved by 16%
when compared to the previous year (from 4.97 to 4.19), but regressed
7% from 4.15 in the March 2010 quarter to 4.43 in the June 2010 quarter.
It is with great regret that we report seven fatalities during the June
2010 quarter and 21 fatalities for the ﬁ nancial year. The Fatal Injury
Frequency Rate (FIFR) remained unchanged year-on-year at 0.21, while it deteriorated from 0.04 to 0.28 quarter-on-quarter.
Post year-end, ﬁ ve of our colleagues tragically died in an underground explosion at our Phakisa mine in the Free State. These employees were part of a Mine Rescue Team that was busy investigating a suspected
ﬁ re in a raise and intensive investigations to establish the cause of the accident are continuing. We express our sincere condolences to the families and colleagues of the deceased.
The following operations achieved excellent safety results during the quarter:
• Doornkop total operations: 1 500 000 fatality free shifts
(before fatality occurred)
• Randfontein surface operations:      4 500 000 fatality free shifts
• Kusasalethu total operations: 750 000 fatality free shifts
• Bambanani total operations: 500 000 fatality free shifts
• Kalgold total operations: 2 250 000 fatality free shifts.
• Masimong total operations: 750 000 fatality free shifts.
The following operations completed the June 2010 quarter and
ﬁ nancial year 2010 without an injury:
• Evander Workshops
• Joel Plant (operational for 7 months)
The following operations completed the June 2010 quarter and
ﬁ nancial year 2010 without a lost time injury:
• Kalgold Pit
• Joel Plant (Operational for 7 months)
• Harmony Plant
• Evander Workshops and Services
• Free State and Randfontein Commercial Services and Transport
We are committed to ensuring that these safety achievements are sustainable. Safety will continue to receive priority attention at all
Harmony’s operations to ensure that we reduce and prevent fatal incidents.
The Department of Mineral Resources (DMR) has been vigilant in its approach to ensure compliance with safety legislation. It has in some instances, however, imposed stoppages for minor administrative reasons which negatively impacted production and could have been resolved either immediately or in a short space of time. During the quarter we lost 38 days of production, which resulted in lost production of 361 kg (R108 million in revenue). We are working hard to ensure that all safety standards are adhered to and met at all our operations. We are proactively addressing the issue by constantly engaging with the
DMR, to minimise safety stoppages going forward.
Health
We have rolled out a proactive healthcare strategy at all our operations which faces the health challenges of Sub-Saharan Africa head-on.
This implies that occupational health risks associated with deep level mining as well as the health challenges of South Africa, such as
HIV/AIDS, TB and other related illnesses, are monitored, potential ailments identiﬁ ed and proactively treated at all our operations.
We are pleased to announce that in terms of noise protection during the quarter under review, the implementation of personalised hearing protection devices was close to 90% complete. The installation of sound attenuators on mechanical loaders has been scheduled and to date sound attenuators have been installed on 220 of approximately
357 mechanical loaders. Furthermore, all auxiliary underground fans were silenced during the ﬁ nancial year and all rock drills have been equipped with silencers.
Dust continues to be a problem and therefore we have increased silica quartz sampling from January 2010 from the compulsory minimum of
5% to 10%. This action was embarked upon to increase conﬁ dence levels in sample results and to identify potential risk areas.
Below are some key highlights relating to Harmony’s proactive health care approach during the quarter:
•   Kusasalethu Pilot – TB/HIV integration
During the quarter the healthcare team at Kusasalethu embarked on an intensiﬁ ed drive with regard to TB, HIV and wellness. Special attention has been given to identify and counsel defaulters at the
Primary Healthcare Centre.
•   TB prevention
The National Kick TB in 2010 campaign is well on track with ongoing monitoring, education, and ultraviolet lights being installed in all gathering areas at Doornkop mine as well as all National Union of
Mineworkers’ ofﬁ ces in the north region.
•   HIV/AIDS data
During the past quarter a group workshop was held to standardise the clinical processes in the group with regards to HIV/AIDS treatment. The aim is to create an integrated business approach to TB/HIV treatment and to create the necessary system support in terms of reporting requirements.
•   Target mine pilot proactive health care project
During the June 2010 quarter, upgrading of the Target mine medical station was completed and this has now been converted into a
Health Hub. A fully integrated proactive health care service will be delivered at the Health Hub with only specialised services referred out. The Health Hub was ofﬁ cially opened on 27 July 2010.

Operational overview
South African underground operations
June
March
%
Indicator
2010
2010
Variance
u/g Tonnes milled
(‘000)
1 916 1 968 (3)
Grade                               (g/t)            4.71             4.46               6
Gold produced
(kg)
9 151 8 807 4
Cash operating costs    (R/kg)
201 753 204 514 1
Operating proﬁt
(’000)
818 789 535 064 53
Cash operating profit for the underground operations increased by 53% to R819 million for the fourth quarter, as a result of the increased gold price and a higher recovered grade. Tonnes milled declined by 3% for the quarter under review, but a 6% rise in the recovered grade to 4.71g/t resulted in a 4% increase in gold produced from 8 807 kilograms to 9 151 kilograms.
The increase in recovered grade and the increase in the gold price contributed an additional R404 million over the previous quarter.
As a result of the increased gold production the unit costs for these operations decreased by 1.4% to R201 753/kg from R204 514/kg in the third quarter. The cash operating costs for the underground operations increased marginally by 2%, mainly as a result of the electricity increases but was negated by the savings realised due to the closure of three more shafts during the quarter. Rand per tonne costs rose by 4% from R912/t to R951/t mainly as a result of lower tonnes milled.
Bambanani
June
March
%
Indicator
2010
2010
Variance
Tonnes (‘000) 129 129 –
Grade                               (g/t)
9.07 8.19 11
Gold produced (kg) 1 170 1 056 11
Cash operating costs (R/kg) 164 200 165 670 1
Operating proﬁt (R’000) 143 028 105 371 36
Tonnes milled at Bambanani remained unchanged quarter-on-quarter at 129 000 tonnes. The performance in the new down-dip mining method in all high stoping width steeply dipping panels in the lower levels of the sub shaft has further improved and the method proved to be successful, both from a safety and production point.
Gold production pleasingly increased 11% from 1 056 kilograms to
1 170 kilograms quarter-on-quarter. The grade showed an improvement of 11% at 9.07g/t from 8.19g/t. The grades in the lower section improved on the face which had an overall positive impact on grade.
Costs increased by 10% when compared to the previous quarter mainly due to a 25% increase in electricity costs. The improved gold production on the back of a high gold price improved the operating proﬁ t by 36% to R143 million and the R/kg unit costs decreased by 1%
to R164 200/kg. Bambanani recorded an 86% improvement in net free cash for the quarter.
Doornkop
June
March
%
Indicator
2010
2010
Variance
Tonnes (‘000) 139 123 13
Grade                                (g/t)
3.65 3.67 (1)
Gold produced (kg) 508 452 12
Cash operating costs (R/kg) 222 276 209 476 (6)
Operating proﬁt (R’000) 32 418 24 696 31
Volume throughput in tonnes milled increased by 13%
quarter-on-quarter mainly due to the backlog of tonnes on surface due to the breakdown of a mill in the previous quarter.

Gold production increased by 12% quarter-on-quarter to 508 kilograms due to an improved mine call factor (MCF) that was mainly driven by the backlog in tonnage on surface from the previous quarter and improved recovery from the plant. Recovered grade was fairly ﬂ at quarter-on-quarter, at 3.65g/t in the June 2010 quarter. A new ﬂ eet of trackless equipment was approved for mining the Kimberley reef and it is planned to increase tonnage from the Kimberley reef in the
September 2010 quarter.

Costs increased by 19% compared to the previous quarter mainly as a result of unplanned ore transport costs after a ﬁ re destroyed the conveyor belt between the shaft silo and the plant silo in the
December 2010 quarter, as well as additional stores costs incurred to accommodate additional equipping of the shaft faces. The transport cost was only temporary and the conveyer belt between the Doornkop shaft and plant is up and running again. The above-expected cost increase was partially offset by the improved tonnage milled and higher MCF, which resulted in a 6% increase in R/kg unit costs at
R222 276/kg for the June 2010 quarter.

Cash operating proﬁ t improved by 31% due to the 12% increase in production.
Evander
June
March
%
Indicator
2010
2010
Variance
Tonnes (‘000) 146 138 6
Grade                              (g/t)
3.95 4.36 (9)
Gold produced (kg) 577 602 (4)
Cash operating costs (R/kg) 283 939 256 013 (11)
Operating proﬁt (R’000) 4 429 6 619 (33)
Tonnes milled increased by 6% quarter-on-quarter from 138 000 tonnes in the previous quarter to 146 000 tonnes. However, gold production for the quarter declined from 602 kilograms to 577 kilograms mainly due to environmental conditions that negatively inﬂ uenced production in the decline. The booster fan installed on 16 level at the start of the quarter failed mechanically and had to be replaced, which caused a production delay on the decline. Further work to complete the refrigeration and ventilation layout of the mine is planned over the next six months under a capital project that will also enable mining on 25 level.

Results for the fourth quarter and year
ended 30 June 2010
Evander’s recovered grade decreased by 9% quarter-on-quarter as a result of increased waste dilution due to the increase in waste development on the decline shaft section. Waste and reef is hoisted together to improve the capacity of the conveyor belt system on the decline shaft.
Total costs increased by 6% quarter-on-quarter, primarily as a result of higher power costs in the form of winter tariffs. This cost increase as well as decline in grade resulted in an 11% increase in
R/kg costs from R256 013/kg to R283 939/kg.
As a result of increased costs and decreased gold production, cash operating proﬁ t declined by 33%.
Evander 8 shaft has great mining potential. After having assessed the best way in which to unlock value of the Evander asset and having completed a feasibility study of the Evander assets, it was decided to keep the Evander assets within the Harmony portfolio and only mine
Evander 8 shaft.
Joel
June
March
%
Indicator
2010
2010
Variance
Tonnes                            (‘000)
91 100 (9)
Grade                              (g/t)
4.15 5.22 (20)
Gold produced (kg) 378 522 (28)
Cash operating costs (R/kg) 253 926 172 416 (47)
Operating proﬁt (R’000) 8 331 54 324 (85)
Tonnes were down by 9% quarter-on-quarter mainly as a result of a safety stoppage following a a fatal rockfall accident at Joel on
3 May 2010. This stoppage negatively impacted gold production, which declined by 28% quarter-on-quarter from 522 kilograms to
378 kilograms.
The grade decreased by 20%, to 4.15g/t compared to the 5.22g/t of the previous quarter, due to lift shaft equipping delays resulting from new designs.
Costs were up by 7%, mainly due to electricity and contractor labour wage increases. The cost increase, combined with the decline in gold production, negatively inﬂ uenced the R/kg unit costs by 47% to
R253 926/kg. This had a signiﬁ cant impact on proﬁ tability with operating proﬁ t down by 85% quarter-on-quarter from R54 million to R8 million.
At the end of June 2010, a programme to effect extensive changes to the shaft bottom at the Joel North Shaft began. Production at this mine has progressively shifted to the deeper portions of the mine, some 1 400 metres below surface. The North Shaft was never fully equipped for production and these adjustments to the shaft spillage arrangements have now had to be made retrospectively.
Required modiﬁ cations to the shaft have included:
• Changing of the winder from sinking to production mode;
• Installation of larger skips;
• Ensuring that emergency egress is available;
• Raise boring the lift shaft from 121 to 129 level; and
• Improving shaft bottom cleaning arrangements.
We anticipate that the shaft will be operational again during
August 2010, once repairs to the shaft bottom have been
completed. Employees at Joel are on leave and will return to work on
10 August 2010. In the interim, the Joel plant is processing waste to maximise gold production.
Joel’s gold production for the June 2010 quarter was marginally affected by this decision, although it is anticipated that gold production for the September 2010 quarter could be halved.
Kusasalethu
June
March
%
Indicator
2010
2010
Variance
Tonnes                            (‘000)
314 226 39
Grade                              (g/t)
4.46 4.57 (2)
Gold produced (kg) 1 400 1 032 36
Cash operating costs (R/kg) 209 112 262 738 20
Operating proﬁt (R’000) 122 778 7 557 >100
Kusasalethu had a pleasing quarter. Gold production rose by 36% for the June 2010 quarter resulting from a 39% increase in tonnes milled of 314 000 tonnes.
Due to the orepass blockage in the shaft reef system, 52 152 tonnes of waste rock was tipped to reef during the quarter, which inﬂ ated the tonnes milled and negatively affected the recovered grade.
During June 2010, a decision was taken to again split reef and waste while work continued to remove the blockage in the waste orepass system between the old mine (above 100 level) and the new mine
(below 100 level). Once the blockage is removed, waste rock and reef will again be tipped into one orepass system to accommodate the rehabilitation in the reef orepass.
The recovered grade decreased 2% from 4.57g/t to 4.46g/t. However, increased gold production due to the increase in tonnes milled resulted in R/kg unit costs improving by 20% compared to the March 2010 quarter. This ultimately had a positive impact on cash operating proﬁ t which increased from R8 million to R123 million quarter-on-quarter.
Masimong
June
March
%
Indicator
2010
2010
Variance
Tonnes (‘000) 218 212 3
Grade                              (g/t)
5.51 4.90 13
Gold produced (kg) 1 201 1 038 16
Cash operating costs (R/kg) 145 521 164 072 11
Operating proﬁt (R’000) 182 052 105 152 73
Masimong recorded its best production quarter for the ﬁ nancial year during the June 2010 quarter. Tonnes milled were up by 3% on the previous quarter as a result of a 38% increase in square metres mined from the previous quarter.
Grade increased by 13% at 5.51g/t, mainly due to the face grade picking up by 9% and a good plant call factor achieved during the quarter. The
B-Reef value also recovered from the lows of the previous quarter.
The higher tonnage and increased grade achieved resulted in gold production increasing 16% from 1 038kg in the previous quarter to 1 201kg.
Costs were well controlled during the June 2010 quarter, despite the increased electricity tariffs and winter tariffs in June 2010. The unit cash costs showed an 11% improvement at R145 521/kg as a result.
This improved the operating proﬁ t by a remarkable 73% to R182 million for the June 2010 quarter, as compared with R105 million in the
March 2010 quarter.
Phakisa
June
March
%
Indicator
2010
2010
Variance
Tonnes                             (‘000)
95 86 10
Grade                              (g/t)
4.38 4.01 9
Gold produced (kg) 416 345 21
Cash operating costs (R/kg) 231 570 257 035 10
Operating proﬁ t (R’000) 23 462 3 050 >100
Tonnes were up by 10% quarter-on-quarter and are expected to build up month-on-month going forward. The increased tonnage resulted in a 21% increase in gold production of 416 kilograms from 345 kilograms in the March 2010 quarter. However, production was negatively inﬂ uenced by safety stoppages, following the explosion underground at Phakisa on 24 June 2010 that resulted in the death of ﬁ ve mine rescue team members. The mine was stopped for ﬁ ve days during the
June 2010 quarter, resulting in 37 kilograms lost production.
Grade progressively improved to 4.38g/t from 4.01g/t in the previous quarter as mining activities moved towards higher grade areas.
Cash operating unit costs improved by 10% to R231 570/kg compared to last quarter’s R257 035/kg. This, together with the higher gold price received, had a positive inﬂ uence on the operating proﬁ t which increased nearly eight-fold from the previous quarter to R23 million.
Target 1
June
March
%
Indicator
2010
2010
Variance
Tonnes (‘000) 199 194 3
Grade                              (g/t)
4.37 4.4 (1)
Gold produced (kg) 869 853 2
Cash operating costs (R/kg) 221 938 192 393 (15)
Operating proﬁ t (R’000) 65 629 41 800 57
Target had a good production quarter with tonnes milled picking up by 3% on last quarter. The operation continues to produce tonnes at a consistent level and consequently gold production was up by 2%
quarter-on-quarter from 853 kilograms to 869 kilograms.
Grade decreased slightly by less than 1% due to the lower grades achieved in April 2010 seeing that a lower grade panel was being mined at this time.
Cash operating costs increased by 15% from R192 393/kg in the previous quarter to R221 938/kg as a result of an increase in stores costs due to vehicle maintenance and replacement of conveyor belts.
It is pleasing to note that Target posted a 57% increase in cash operating proﬁ t of R66 million for the June 2010 quarter, mainly as a result of the increase in the gold price.
The signs of continued improvements in safety, production and proﬁ tability at Target are encouraging.
Tshepong
June
March
%
Indicator
2010
2010
Variance
Tonnes (‘000) 344 360 (4)
Grade                              (g/t)
4.99 4.54 10
Gold produced (kg) 1 718 1 636 5
Cash operating costs (R/kg) 165 375 163 323 (1)
Operating proﬁ t (R’000) 205 015 167 098 23
Volumes decreased by 4% from 360 000 tonnes in the March 2010 quarter to 344 000 tonnes in the quarter under review, mainly due to safety stoppages relating to the fatality that occurred at the operation on 14 June 2010. The underground ﬁ re at Phakisa at the end of
June 2010 also affected a section of Tshepong, where mining could not take place as a result. Although the square metres mined increased by
4% quarter-on-quarter, the stoppages prevented the movement of all the tonnes milled to the plant.
Grade improved by 10% during the quarter under review, mainly as a result of an improved plant call factor. Gold production increased by
5% at 1 718 kilograms for the June 2010 quarter, due to the increased grade of 4.99g/t.
Costs were well-controlled at Tshepong. The R/kg cash costs was slightly up, by 1%, at R165 375/kg, mainly due to costs increasing as a result of increased stores and electricity costs during the quarter.
Operating proﬁ t improved by 23% to R205 million for the quarter, supported by an improved gold price, and the rise in grade and production during the quarter.
Virginia
June
March
%
Indicator
2010
2010
Variance
Tonnes                            (‘000)
241 400 (40)
Grade                              (g/t)
3.29 3.11 6
Gold produced (kg) 793 1 242 (36)
Cash operating costs (R/kg) 272 570 257 677 (6)
Operating proﬁ t (R’000) 31 647 19 397 63
The Virginia operations recorded lower production for the June 2010 quarter compared to the previous quarter. The 40% lower tonnage milled at 241 000 tonnes was mainly as a result of the closures of
Harmony 2 (H2) and Merriespruit 3 (M3) shafts. This negatively affected gold production for the quarter, which was down by 36% from the previous quarter.
The grade improved by 6% to 3.29g/t mainly due to the closing of lower grade areas at H2 and M3.
Cash operating costs increased by 6% to R272 570/kg, mainly as a result of lower gold production. However, overall costs dropped by
33% due to the shaft closures and this contributed to a 63% increase in cash operating proﬁ t of R32 million for the June 2010 quarter.

Results for the fourth quarter and year
ended 30 June 2010
South African surface operations
June
March
%
Indicator
2010
2010
Variance
Tonnes
(‘000)
2 479 2 277 9
Grade                            (g/t)               0.42             0.44            (5)
Gold produced
(kg)
1 048 1 009 4
Cash costs
(R/kg)
179 814 159 361 (13)
Operating proﬁt
(R’000)     107 513
98 522 9
Our surface operations performed well during the quarter recording an increase in tonnes milled and gold produced. Tonnes milled rose by 9% from 2.28 Mt in the March 10 quarter to 2.48 Mt in the quarter under review. The increase in tonnes, together with a marginal decrease in the recovered grade of 0.02g/t, resulted in an increase in gold production of 4% or 39 kilograms.
The production performance was partially negated by an increase in cash operating costs of 17% and resulted in an increase in unit costs of 13% from R159 361/kg to R179 814/kg. The main contributor towards the increase in costs was plant costs, partially due to an increase in tonnes milled as well as an increase in reagents costs, especially at Project Phoenix.
These operations recorded an operating profit of R108 million, a quarter-on-quarter increase of 9%.
Kalgold
June
March
%
Indicator
2010
2010
Variance
Tonnes                             (‘000)
431 394 9
Grade                              (g/t)
0.95 0.89 7
Gold produced (kg) 410 351 17
Cash operating costs (R/kg) 185 629 185 880 –
Cash costs (R/ton) 177 166 (7)
Operating proﬁt (R’000) 42 351 26 292 61
Volumes milled increased by 9% to 431 000 tonnes in the June 2010 quarter in comparison with 394 000 tonnes milled in the March 2010 quarter, with an exceptionally good performance in June 2010 from the
Kalgold plant.
Recovered grade was 7% higher than the previous quarter at 0.95g/t.
The combination of the stronger performance in tonnes milled and grade resulted in a quarter-on-quarter gold production improvement of 17% from 351 kilograms in the March 2010 quarter to 410 kilograms.
Cash operating costs remained ﬂ at quarter-on-quarter while R/tonne costs increased by 7% mainly driven by an increase in contractor labour costs as the depth of the pit increased.
The increase in gold production and a 27% increase in gold sold of
405 kilograms in the June 2010 quarter resulted in a pleasing 61%
increase in cash operating proﬁ t.
Phoenix
June
March
%
Indicator
2010
2010
Variance
Tonnes (‘000) 1 337 1 276 5
Grade (g/t) 0.12 0.11 1
Gold produced (kg) 154 146 5
Cash operating costs (R/kg) 231 195 190 699 (21)
Cash costs (R/ton) 27 22 (23)
Operating proﬁt (R’000) 9 266 11 219 (17)
Phoenix tailings achieved a 5% improvement in tonnes milled during the
June 2010 quarter with gold produced increasing from 146 kilograms in the previous quarter to 154 kilograms.
Delivered grades increased quarter-on-quarter mainly from the Brand
A dam. However, the residue in the dam increased which inﬂ uenced the recovery grade slightly, and recovery grade was up by just under
1% to 0.122g/t in the June 2010 quarter.
Costs during the June 2010 quarter increased by 28% when compared to the March 2010 quarter mainly due to royalty payments and increased lime consumption at the tailings facility. The higher costs negatively inﬂ uenced the R/kg unit cash cost which went up by 21% to
R231 195/kg from R190 699/kg in the March 2010 quarter. This further resulted in cash operating proﬁ t declining by 17% to R9 million for the
June 2010 quarter.
Rock dumps
June
March
%
Indicator
2010
2010
Variance
Tonnes (‘000) 711 607 17
Grade (g/t) 0.68 0.84 (19)
Gold produced (kg) 484 512 (5)
Cash operating costs (R/kg) 158 539 132 244 (20)
Cash Costs (R/ton) 108 112 4
Operating proﬁt (R’000) 55 896 61 011 (8)
The 5% decrease in gold produced was mainly due to the once-off recovery of 86 kilograms of gold from the Winkelhaak plant mill clean up in the March 2010 quarter, although tonnes milled for the June 2010 quarter increased by 17% when compared with the previous quarter.
The decline in gold production resulted in a 20% increase in R/kg costs to 158 539/kg quarter-on-quarter. Grade dropped by 19% from 0.84g/t to 0.68g/t quarter-on-quarter which, combined with the decline in production and increase in cash operating costs, resulted in an 8%
drop in cash operating proﬁ t for the quarter to R56 million.

Pamodzi Free State shafts
Target 3 (formerly Lorraine 3 shaft)
June
March
%
Indicator
2010
2010
Variance
Tonnes (‘000) – – –
Grade (g/t) – – –
Gold produced* (kg) 92 25 >100
Cash operating costs (R/kg) – – –
Operating proﬁt (R’000) – – –
* Capitalised
Target 3 began producing during the quarter, although still at low levels. Gold production for the June 2010 quarter was 92 kilograms
(25 kilograms in the previous quarter), which was recovered from the main shaft at a grade of 3.85g/t.
However, there are still a number of challenges being faced at Target
3 including ﬂ exibility of face length, infrastructure shortcomings, and mud and water build up at the bottom of the shaft.
Progress is being made on the sub-shaft infrastructure, which is the
Basal Reef mining area with higher grades. It is anticipated that the fridge plant will be operational in the September 2010 quarter and this will enable to access more panels in the sub-shaft which in turn will result in an increase in grade.
Steyn 2
June
March
%
Indicator
2010
2010
Variance
Tonnes (‘000) – – –
Grade (g/t) – – –
Gold produced* (kg) 29 4 >100
Cash operating costs (R/kg) – – –
Operating proﬁt (R’000) – – –
* Capitalised
During the June 2010 quarter 29 kilograms of gold was produced at
Steyn 2 shaft, at a grade of 3.76g/t, as compared with 4 kilograms produced in the March 2010 quarter. Equipping of the shaft is still underway, with only a few panels blasted during the quarter.
Flexibility of face length, infrastructure shortcomings and temperature conditions are the main obstacles hindering production at the shaft.
Progress is being made on the decline shaft infrastructure. The haulage system from 73 level to Bambanani mine is also being rehabilitated and will assist Steyn 2 in maintaining its shaft bottom and keeping it clean of spillage.
International operations
Morobe Mining JV, PNG (50%)
Hidden Valley
Hidden Valley achieved commercial levels of production in May 2010.
Gold production improved by 6% from the previous quarter to
37 571 ounces (50% attributable to Harmony) and silver production increased by 37% to 231 123 ounces (50% attributable to Harmony)
quarter-on-quarter. Plant throughput increased by 14% from
805 000 tonnes in the previous quarter to 918 000 tonnes. This reﬂ ected a more stable operating performance and utilisation, and the resolution of a SAG mill vibration issue which now allows the mill to be run at full rated power. Further improvements in plant availability and throughput are expected in the September 2010 quarter as bottlenecks are systematically addressed and additional operating experience is gained.
Total cash operating costs after silver credits was A$1 122/oz
(US$965/oz) on Harmony’s 18,785 attributable ounces. Capital expenditure incurred by Harmony during the quarter was
A$10.9 million, which included work on approved mine development
(sustaining capital) projects, process plant de-bottlenecking, mine expansion feasibility studies and ﬁ nal close-out costs for the Hidden
Valley Construction Project.
Overall, Hidden Valley generated a cash operating proﬁ t of A$2.4 million during the June 2010 quarter.
A programme of critical performance improvement initiatives is currently underway to identify and remove all constraints currently preventing the operational performance of Hidden Valley mine and the processing plant in achieving full scale mining and production levels.
The following constraints will be addressed by carrying out the following actions:
Constraints
Key
actions
1.
Available feed is soft weathered material that has higher amounts of
ﬁ nes and clays than the primary competent ore for which the plant was designed. This affects throughput and recoveries. Furthermore, the weathered zone is 30 to 40 metres thicker than originally estimated
2.
Ongoing training of mobile equipment operators and maintenance staff is ampliﬁ ed by excessive turnover constraints, appropriate material movements and stockpile management
3.
High rainfall impacts both site and off-site roads. Production is affected through reduced ﬂ eet utilisation and interrupted delivery of supplies
Process plant modiﬁ cations are well underway to better handle the weathered material and improve overall recovery. Weathered material will continue to constitute a signiﬁ cant percentage of total feed for most of FY2011
There is an ongoing build-up of site training and operational competence and capability
Inventory levels across the supply chain are being increased to buffer supply disruptions, engineering support has been provided to the regional road authority and suitable road surfacing material has been sourced from off-site

Results for the fourth quarter and year
ended 30 June 2010
Development
Note: The ore reserve block grades reflect the grades of the blocks in the life of mine plans of the various operations. Those blocks are to a large degree the blocks above a certain cut off grade that has been targeted for mining. The development grades are the grades as sampled in the ongoing on-reef development at the operations and no selectivity has been applied from a grade point of view.
Bambanani
All the raise line development took place in the Sub Shaft section.
The shaft pillar wide raise, which is reported as stoping but is in fact accessing the shaft pillar, returned an average value of 6 484 cmg/t during the quarter.
Doornkop
Grades on the South Reef decreased as expected due to the majority of development taking place in the 192 W2 line which has lower grades.
As development begins in the W3 line, grades are expected to improve to the reserve grade levels.
Grades have improved on the Kimberley Reef as the 71 RAW & R/W N advanced into virgin ground to the east of current workings. This trend is expected to continue with the start-up of additional ends to the south of the Black Duck Dyke.
Evander
Development results reﬂ ect mainly Evander 8 Shaft. There was a signiﬁ cant improvement in meters and grade compared to the March
2010 quarter, due to the fact that the ventilation constraint that the shaft experienced since January 2010 on the high grade decline area has been resolved. The June 2010 quarter development was back on track with a positive outlook for the future.
Joel
Development grades have proved to be signiﬁ cantly better than planned in the winzes (down dip on reef development) that have and are being developed from 121 Level to 129 Level. This development is in the Beatrix Reef Aandenk facies which generally seems to contain better grades.
Kusasalethu
The average value quarter-on-quarter is slightly down as a result of lower values in the Old Mine area. The new mine returned very good grades once again from 105 and 109 level. Kusasalethu’s development value for the quarter is in line with expectations.
Masimong
The Basal Reef development value is lower quarter-on-quarter and is as a result of the development that goes into the North East block at the mine. B reef metres are down due to ventilation and rock engineering constraints, which also negatively affected the development grade.
Phakisa
As previously mentioned the majority of development at Phakisa is still taking place in the lower grade central block with its very erratic nature in terms of grade. The major drive is on the development of the area to the north to access higher grade areas and move closer to the average reserve grade.
Target (Narrow reef mining)
At Target 1 shaft good values were sampled in two raises that are being developed for narrow reef stoping. It is important to note that this is not representative of Target 1 shaft as a whole, as it excludes the massive mining as well as the raises developed for rock engineering requirements.
The development at Target 3 shaft was done on the Elsburg Reefs. The development on the better grade A and B Reefs is currently delayed due to logistical constraints.
0
1,000
2,000
3,000
4,000
5,000
$6,000

Ore Reserve Block Grade (cmg/t)
Rolling 4 Quarter ave Dev Grade (cmg/t)
Current Quarter ave Dev Grade (cmg/t)
Ore Reserve Block Grades v Development Grades

0
200
400
600
800
1000
1200
1400
0
5
10
15
20
25
30
35
Q 4 2009
Metres
(000)
Ave cmg/t
Q 1 2010
Q 2 2010
Q 3 2010
Q 4 2010
Quarters
Waste Metres
Reef Metres
ave cmg/t
Waste Metres / Reef Metres / Ave cmg/t
Tshepong
The Basal Reef development grade remained constant quarter-on-
quarter with the development focusing on the raise lines in the decline section. There was a drop in the B-Reef development grade for the quarter but it was in line with expectations.
Virginia
The development at Merriespruit 1 shaft is now focused on the areas with the best short term grade potential and better grades are expected as a result.
At Unisel Basal development produced good results in lenses of reef in large waste on contact (WOC) areas. Leader reef development was negatively affected by poor environmental conditions which will be addressed by the cooling project. Middle Reef development was focused in the decline area in pillars and was negatively affected by reef pinch outs and reef variability. B Reef development was under taken in a fault block which made access easy. Results were poor and development has been stopped. Overall the shaft produced reserves on the Basal and Leader reef, and development in the coming quarter will focus more on the better grade “E” block.
Exploration
South Africa
1.    Evander South
An 18-month drilling programme consisting of 24 671 metres of percussion and diamond drilling was completed in October 2009.
During the quarter under review the geological evaluation
was completed, the model was updated and the information
incorporated into the pre-feasibility study. The pre-feasibility has been completed and indicates that additional indicated resources are required for the project to be viable. In this regard it is probable that a further drilling programme will be initiated in order to convert inferred resources to the indicated category.
2.   Poplar
The Poplar project is in the Evander region north of Evander South.
Exploration drilling was carried out by previous owners over a ﬁ fty-
year period resulting in numerous feasibility reports. A feasibility study was completed for Harmony in June 2003 which delineated resources of 25.5Mt @ 7.58g/t and reserves of 13.5Mt @ 7.45g/t.
The resource occurs between 500 metres and 1 300 metres below surface and the relatively shallow depth will allows the project to produce ﬁ rst gold within ﬁ ve years.
A drilling programme consisting of 19 500 metres of drilling was initiated during the quarter. Twenty ﬁ ve holes will be drilled which will be made up of old holes that are being twinned, inﬁ ll drilling, and some holes being drilled to test the sub-crop position. It is expected that the programme will take 12 months to complete.
Good progress has been made to date with three holes being
completed and 4 180 metres being drilled. All three holes
intersected Kimberley Reef facies – assay results are awaited.
3.    Joel North
The surface drilling programme at Joel involves drilling six holes to a depth of between 1 250 and 1 400 metres to the north of the current Joel Mine workings. This will allow an upgrade of the resource between 129 level (currently the lowest operational level on Joel) and 137 level.
Lift-shaft deepening or a one level decline will be required to access this ground.
The drilling programme was started in May 2009 and was
completed during the course of the quarter. A total of 8 883 metres were drilled.
Drilling has shown a wide variety of facies types from west to east. In the west (LB27 and LB28) the presence of Aandenk reef below the Beatrix reef appear to have a considerable effect on the grade. LB25, in the centre, shows two reef intersections separated by a small reverse fault. The reef is a hybrid composite of VS5,
Beatrix, and Aandenk. LB24 shows pure Beatrix, whilst in the east
(LB23 and LB22), VS5 and BV (a reworked VS5/Beatrix composite)
dominate.
Following the drilling and on-shaft facies investigation, the geozones for Joel have been changed to include the area
of Aandenk reef in the north-west and each level has been
re-evaluated.

Results for the fourth quarter and year
ended 30 June 2010
Following on from these favourable results, a project team has been established to carry out a pre-feasibility study on the extended mine. The study will also investigate the beneﬁ t of a second phase of drilling, consisting of an additional six holes, to evaluate the further extension of the orebody to 145 level.
International:
WAFI-GOLPU JV
Wafi-Golpu
Drilling on the Wafi-Golpu Project in the June 2010 quarter totalled
11 525 metres. The drilling was almost entirely focused on scoping the geometry and extent of the Golpu Cu-Au deposit, although two holes were completed at A and B zones of the Wafi Gold Deposit for metallurgical studies.
Golpu Scoping Programme
A resource estimate for the Golpu deposit was completed to update the model with new zones of mineralisation discovered by recent drilling (refer Wafi Golpu Study report for details).
Contained metal at Golpu only has increased from the 2007 mineral resource (163Mt at 0.57 g/t Au, 1.08% Cu, 132 ppm Mo) as follows:
•    Gold increased from 3.0 to 8.8 Moz of gold;
•    copper increased from 1.8 to 4.8 Mt of copper;
•    molybdenum increased from 22 to 55 kt of molybdenum; and
•    on a gold equivalent basis the deposit increased to 30.9 Moz Au equivalent.
The ongoing exploration programme has already generated results that will lead to further increases in the resource base for Golpu. The drill programme at Golpu is testing an exploration target in the range of 500 to 800 Mt at high grades of between 0.7% and 1.1% copper (Cu)
and 0.5 to 0.7g/t gold (Au) for 8 to 18 Moz of gold and 3.5 to 8.8 Mt of copper. This target includes the current resource.
Drilling completed during the quarter obtained some spectacular intercepts:
WR331W_1:   379m @ 0.89 g/t Au, 1.05% Cu, 77.1 ppm Mo from 1 062m
Including: 156m @ 1.10 g/t Au, 1.49% Cu, 25.2 ppm Mo from 1 149m
WR333: 727.5m @ 0.69 g/t Au, 1.39% Cu, 105.9 ppm Mo from
551m
Including: 353m @ 1.18 g/t Au, 2.34% Cu, 18.2 ppm Mo from 892m
WR334: 203m @ 0.62 g/t Au, 1.41% Cu, 16 ppm Mo from 614.8m
Including: 111m @ 1.06 g/t Au, 2.26% Cu, 3.1 ppm Mo from 666m
WR334W_1: 159.2m @ 0.68 g/t Au, 1.46% Cu, 13.1 ppm Mo from
614.8m
Including: 106m @ 0.96 g/t Au, 1.98% Cu, 6.2 ppm Mo from 666m
WR337:
802m @ 1.13 g/t Au, 1.76% Cu, 39.7 ppm Mo from
920m
Including:
516m @ 1.58 g/t Au, 2.43% Cu, 14.8 ppm Mo from
961m
WR339: 476m @ 0.36 g/t Au, 1.05% Cu, 24.9 ppm Mo from 226m
Including: 189m @ 0.69 g/t Au, 1.89% Cu, 14.8 ppm Mo from 335m
Hole WR337 represents the best hole drilled at the project to date. It extended the mineralisation 200m vertically by intersecting high grade mineralisation down dip of WR333. The WR337 intercept remains open at depth, to the north and to the south.
WR342 (assay results pending) drilled on section 21200mN has demonstrated that the mineralisation remains open to the north.
The hole intersected 574.5 metres of porphyry with stockwork vein mineralisation. However, it should be noted that the mineralisation is not as well as developed as on the southern sections. The area north of WR342 is totally untested, with the nearest drilling at the Miapilli
Prospect some 500 metres away.
Previous historic drilling at Miapilli has interested porphyry related mineralisation with a best intercept of 97m @ 0.75g/t Au & 0.15% Cu from 387m, WR315. The Miapilli-Golpu corridor is highly prospective for additional discoveries.
Hole
cmg/t
Average
number                                                                                   Intersections
channel
1
2
3
4
5
6
Average
width
(cm)
LB22 1 431 1 631 1 275 1 000 1 042 1 276 148
LB23                                 412
523 426 440 260 – 412 143
LB24 1 517 1 405 420 442 271 753 801 29
LB25 TOP 1 086 1 394 882 1 026 1 235 – 1 125 183
LB25 BTM 657 570 1 104 1 359 540 – 846 112
LB27 1 335 1 196 1 082 1 298 1 055 – 1 193 231
LB28 1 081 1 148 1 140 1 591 1 816 – 1 355 189
Final assay results:

Wafi-Golpu project mineral resource
1,2
as at 30 June 2010
Gold
Deposit Tonnes
Gold
Copper
Gold
Copper
equivalent
(Mt)
(g/t)
(%)
(Moz)
(Kt)
(Moz)
Golpu                                                                                501
0.54
0.95
8.8
4
767
30.9
Nambonga                                                                           40
0.79
0.22
1.0
86
1.4
Wafi                                                                                   96
1.55
4.8
4.8
Wafi Link
7
6.62
1.4
1.4
Total                                                                                 644
0.77
0.75
16
4
853
38
* Gold equivalent is calculated using a gold price of US$950/oz Au and $4 412/t Cu at 100% recovery for both metals.
Below is a diagram of the schematic section 21000N indicating the new resource outline

Results for the fourth quarter and year
ended 30 June 2010
Golpu mineral resource
1
, by resource classification
Resource Code
Lode
Tonnes
Grade
Grade
Grade Mo
Contained
Contained
Contained
(Mt)
Cu (%)
Au (g/t)
(ppm)
Cu (’000t)
Au (Moz)
Mo (’000t)
Indicated
Supergene
5
2.53
0.44                  68                  120                   0.1                  0.3
Porphyry
85
1.32
0.66
110
1
122                   1.8                  9.3
Sub-total Indicated
90
1.38
0.65
108
1 242
1.9
9.7
Inferred
Supergene
9
0.77
0.45                  65                    68                   0.1                   0.6
Porphyry
88
1.82
1.10                  42
1
606                   3.1                   3.7
Metasediment
314
0.59
0.36
132
1
851
3.6
41.5
Sub-total Inferred
411
0.86
0.52
111
3 325
6.9
45.7
Total
501
0.95
0.54
111
4
767
8.8
55.4
Expressed in 100% terms. Harmony’s interest is 50%.
2 Refer to www.harmony.co.za for details on Wafi Resources and the Golpu exploration target guidance.
A&B Zone Metallurgical Holes
Two holes WR335 and WR336 were completed in the A zone and
B Zone (respectively) for metallurgical studies. Assay results were received and included:
WR335:
35.5m @ 3.3 g/t Au, from 9.5m
46m @ 2.43 g/t Au, from 122m
WR336:
142m @ 1.0 g/t Au, from 33m
114m @ 1.57 g/t Au, from 226m
Compilation and interpretation of data in context with geology and existing resource data is being undertaken as part of the scoping studies.
Morobe Exploration Joint Venture (MEJV)
During the quarter under review, 3 413 surface samples were collected as part of the MEJV grassroots exploration programme.
Exploration focussed on three main areas:
1.   Wafi structural corridor; including the Bavaga-Zenapu area and
Mt Tonn prospect areas;
2.   The broader Kerimenge area; namely the Wara Muli and Kauri prospect areas; and
3.   EL1612 – Zenag.
A minor amount of reconnaissance was completed on ELs 677 and
EL1631 (Biaru) in order to fulfil tenement expenditure requirements.
Results for all these grassroots programmes are pending.
Hidden Valley JV
ML 151 (Brownfields)
Exploration activities on the ML during the June 2010 quarter included regional ridge and spur soil sampling programme (351 samples), and rock chip sampling and mapping of the Tais Creek access track
(185 samples).
Tais Creek Prospect
Channel sampling and mapping that took place during the quarter under review has confirmed a significant gold-carbonate-base metal system at Tais Creek prospect on the Hidden Valley ML. Trenching results for the June 2010 quarter included:
TCR005: 24m @ 1.71 g/t Au.
Mapping suggests a north-northwest structural control to the mineralisation, similar to the Kaveroi orebody, with base metal sulphides evident in outcrop. Previous results included 6m @ 3.07g/t
Au, 20m @ 2.46g/t Au, 6m @ 14.85g/t Au, and 4m @ 10.81g/t Au. Drill
testing is currently underway.
PNG Exploration (Harmony 100%)
Amanab Project (EL1708)
Field work at the Amanab project commenced during the June 2010 quarter with the initial focus on the Yup River East area. The first phase of sampling consists of 4.8 kilometres of ridge and spur soil sampling, on 50m spaced centres, for a total of 96 samples.
The Yup River East target area comprises a +1g/t Au stream sediment anomaly encompassing the Amanab town area and associated alluvial workings. The anomaly is underlain by a north-east trending transfer structure (interpreted from the magnetics). The programme was designed taking into account the historical surface sampling results and will also follow up on the open ends of strong +100 ppb grid based soil anomaly.
Sampling will progress into the Yup River West area to provide initial geochemical coverage over several bulls-eye magnetic targets.
Mount Hagen Project (EL1611 & EL1596)
Exploration activities for the quarter focused on drilling at the Kurunga prospect with 4 holes completed for 1 501m. Reconnaissance mapping and sampling on several adjacent greenfields targets also commenced and included work on the Ramdele and Kongopo Creek area (directly south of Kurunga) and Bakil Prospects.
Kurunga Prospect
Results received for the initial holes have outlined narrow intervals of
Au & Cu-Au mineralisation with intercepts including:
KUDD001:   7m @ 2.55g/t Au, 0.44% Cu from 63m
4m @ 2.76g/t Au from 167m
KUDD002:   9m @ 0.91g/t Au from 101m
Results for KUDD003-004 are pending. Although narrow, the intercepts demonstrate several distinct styles of mineralisation including magnetite skarn (KUDD001) and colloform banded epithermal veins which have formed as part of a broader mineralised porphyry system.

          Results for the fourth quarter and
                  year ended 30 June 2010
                                 (Rand)
Incorporated in the Republic of South Africa
Registration Number 1950/038232/06
(“Harmony” or “Company”)
JSE Share code: HAR
NYSE Share code: HMY
ISIN: ZAE 000015228
Results for the fourth quarter
and year ended 30 June 2010

Results for the fourth quarter and year
ended 30 June 2010
19
Operating results
(Rand/Metric)
Underground production – South Africa
Surface production – South Africa
Total
SA
South
PNG
PNG
Kusasa-
President
Under-
Total
SA
Africa
Capiti-
Produc-
Harmony
Bambanani
Doornkop
Evander
Joel
lethu   Masimong
Phakisa
Steyn
Target
Target 3   Tshepong
Virginia
ground
Kalgold
Phoenix
Dumps
Surface
Other           Total
lised              tion           Total
Ore milled
– t’000
Jun-10
129
139
146
91
314
218
95
–
199
–
344
241
1 916
431
1 337
711
2 479
–
4 395
–
304
4 699
Mar-10 129 123 138 100 226 212 86 – 194 – 360 400 1 968 394 1 276 607 2 277 – 4 245 – – 4 245
Gold produced
– kg
Jun-10
1 170
508
577
378
1 400
1 201
416
29
869
92
1 718
793
9 151
410
154
484
1 048
–
10 199
120
465
10 784
Mar-10 1 056 452 602 522 1 032 1 038 345 4 853 25 1 636 1 242 8 807 351 146 512 1 009 – 9 816 550 – 10 366
Yield
–
g/tonne
Jun-10              9.07            3.65           3.95            4.15            4.46              5.51            4.38
–            4.37
–             4.99            3.29             4.71           0.95           0.12           0.68            0.42              –              2.29
–             1.53             2.24
Mar-            10 8.19             3.67           4.36            5.22             4.57            4.90             4.01
–           4.40
–             4.54            3.11            4.46            0.89           0.11           0.84            0.44              –              2.31              –
–             2.31
Cash operating
– R/kg
Jun-10
164 200
222 276     283 939
253 926
209 112
145 521
231 570
–
221 938
–
165 375
272 570
201 753
185 629
231 195    158 539
179 814
–
199 472
–
244 544
201 460
costs
Mar-10 165 670 209 476 256 013 172 416 262 738 164 072 257 035 – 192 393 – 163 323 257 677 204 514 185 880 190 699 132 244 159 361 – 199 859 – – 199 859
Cash operating
– R/tonne Jun-10
1 489
812
1 122
1 055
932
802
1 014
–
969
–
826
897
951
177
27
108
76
–
457
–
374
452
costs
Mar-10 1 356 770 1 117 900 1 200 803 1 031 – 846 – 742 800 912 166 22 112 71 – 461 – – 461
Gold sold
– Kg
Jun-10
1 185
486
588
339
1 241
1 216
421
29
835
92
1 740
949
9 121
405
154
484
1 043
–
10 164
316
259
10 739
Mar-10 1 013 434 519 501 1 071 996 331 4 800 25 1 570 1 212 8 476 320 146 512 978 – 9 454 666 – 10 120
Revenue
(R’000)
Jun-10
351 782
143 719      173 936
98 498
365 469
360 950
125 134
–
250 664
–
515 208
277 489      2 662 849
117 637
44 870      140 711
303 218
–      2 966 067
–
78 996       3 045 063
Mar-10 272 238 113 813 137 637 134 635 285 348 267 519 89 084 – 212 347 – 421 777 324 567 2 258 965 85 675 39 061 137 197 261 933 – 2 520 898 – – 2 520 898
Cash operating (R’000)
Jun-10
192 114
112 916      163 833
95 984
292 757
174 771
96 333
–
192 864
–
284 114
216 148       1 821 834
76 108
35 604
76 733
188 445
–      2 010 279
–
113 713 2 123 992
costs
Mar-10 174 947 94 683 154 120 90 001 271 146 170 307 88 677 – 164 111 – 267 196 320 035 1 795 223 65 244 27 842 67 709 160 795 – 1 956 018 – – 1 956 018
Inventory
(R’000)
Jun-10
16 640
(1 615)
5 674
(5 817)
(50 066)
4 127
5 339
–
(7 829)
–
26 079
29 694
22 226
(822)
–
8 082
7 260
–
29 486
–
(50 369)
(20 883)
movement
Mar-10 (8 080) (5 566) (23 102) (9 690) 6 645 (7 940) (2 643) – 6 436 – (12 517) (14 865) (71 322) (5 861) – 8 477 2 616 – (68 706) – – (68 706)
Operating costs
(R’000)
Jun-10
208 754
111 301      169 507
90 167
242 691
178 898
101 672
–
185 035
–
310 193
245 842     1 844 060
75 286
35 604
84 815
195 705
–      2 039 765
–
63 344 2 103 109
Mar-10 166 867 89 117 131 018 80 311 277 791 162 367 86 034 – 170 547 – 254 679 305 170 1 723 901 59 383 27 842 76 186 163 411 – 1 887 312 – – 1 887 312
Cash operating
(R’000)
Jun-10
143 028
32 418
4 429
8 331
122 778
182 052
23 462
–
65 629
–
205 015
31 647
818 789
42 351
9 266
55 896
107 513
–
926 302
–
15 652
941 954
proﬁ t
Mar-10 105 371 24 696 6 619 54 324 7 557 105 152 3 050 – 41 800 – 167 098 19 397 535 064 26 292 11 219 61 011 98 522 –
633 586               –                –
633 586
Capital
(R’000)
Jun-10
33 366
104 138
38 078
18 100
85 991
44 759
117 399
59 206
69 223
42 839
69 935
37 775
720 809
4 383
599
–
4 982
23 958
749 749
30 470
44 042
824 261
expenditure
Mar-10 28 958 86 208 30 995 19 500 107 665 48 780 102 914 30 503 82 241 24 796 62 197 43 258 668 015 2 551 927 – 3 478 13 197 684 690 37 940 – 722 630

Results for the fourth quarter and year
ended 30 June 2010
CONDENSED CONSOLIDATED PRELIMINARY INCOME STATEMENT (Rand)
Quarter ended
Year ended
30 June
31 March¹
30 June¹
30 June
30 June¹
2010
2010
2009
2010
2009
(Unaudited)
(Unaudited)
(Unaudited)
(Audited)
Note
R million
R million
R million
R million
R million
Continuing operations
Revenue 3 045 2 521 2 663 11 284 11 496
Cost of sales 2 (2 649) (2 581) (2 845) (10 484) (9 659)
Production cost (2 075) (1 882) (1 920) (8 325) (7 657)
Royalty expense (28) (5) – (33) –
Amortisation and depreciation (383) (324) (332) (1 375) (1 253)
Impairment of assets (30) (196) (546) (331) (546)
Employment termination and restructuring costs (82) (120) – (205) (39)
Other items (51) (54) (47) (215) (164)
Gross proﬁ t/(loss)
396
(60)
(182)
800
1 837
Corporate, administration and other expenditure (124) (83) (82) (381) (329)
Social investment expenditure (28) (25) (16) (81) (33)
Exploration expenditure (60) (66) (67) (219) (259)
Proﬁ t/(loss) on sale of property, plant and equipment 101 (1) 79 104 947
Other income/(expenses) – net 40 (2) (151) (58) (101)
Operating proﬁ t/(loss)
325
(237)
(419)
165
2 062
(Loss)/proﬁ t from associates (7) 5 49 55 12
Proﬁ t on sale of investment in associate – – – – 1
Impairment of investment in associate – – – – (112)
Loss on sale of investment in subsidiary – (24) – (24) –
Fair value movement of listed investments – – (102) – (101)
Proﬁ t on sale of listed investments 5 – – 10 –
Impairment of investments (1) – – (3) –
Investment income 32 61 108 218 443
Finance cost (94) (60) (26) (246) (212)
Proﬁ t/(loss) before taxation
260
(255)
(390)
175
2 093
Taxation (230) (25) 555 (335) (188)
Normal taxation (20) (22) (91) (83) (664)
Deferred taxation (210) (3) 646 (252) 476
Net proﬁ t/(loss) from continuing operations
30
(280)
165
(160)
1 905
Discontinued operations
(Loss)/proﬁ t from discontinued operations 3 (17) (15) 73 (32) 1 022
Net proﬁ t/(loss)
13
(295)
238
(192)
2 927
Earnings/(loss) per ordinary share (cents) 4
– Earnings/(loss) from continuing operations 7 (65) 39 (38) 460
– (Loss)/earnings from discontinued operations (4) (4) 17 (8) 247
Total earnings/(loss) per ordinary share (cents)
3
(69)
56
(46)
707
Diluted earnings/(loss) per ordinary share (cents) 4
– Earnings/(loss) from continuing operations 7 (65) 39 (37) 458
– (Loss)/earnings from discontinued operations (4) (3) 17 (8) 246
Total diluted earnings/(loss) per ordinary share (cents)
3
(68)
56
(45)
704
The accompanying notes are an integral part of these condensed consolidated ﬁ nancial statements.
¹ The comparative ﬁ gures are re-presented due to Mount Magnet being reclassiﬁ ed as discontinued operation. See note 3 in this regard.

CONDENSED CONSOLIDATED PRELIMINARY STATEMENT OF OTHER COMPREHENSIVE INCOME
(Rand)
Quarter ended
Year ended
30 June
31 March
30 June
30 June
30 June
2010                 2010                  2009                 2010
2009
(Unaudited)
(Unaudited)
(Unaudited)
(Audited)
R million
R million
R million
R million
R million
Net proﬁ t/(loss) for the period
13
(295)
238
(192)
2 927
Attributable to:
Owners of the parent 13 (295) 238 (192) 2 927
Non-controlling interest – – – – –
Other comprehensive (loss)/income for the period, net of income tax (166) (27) (203) (229) (450)
Foreign exchange translation (161) 72 (205) (127) (497)
Repurchase of equity interest – (98) – (98) –
Mark-to-market of available-for-sale investments (5) (1) 2 (4) 47
Total comprehensive (loss)/income for the period
(153)
(322)
35
(421)
2 477
Attributable to:
Owners of the parent (153) (322) 35 (421) 2 477
Non-controlling interest – – – – –

Results for the fourth quarter and year
ended 30 June 2010
CONDENSED CONSOLIDATED PRELIMINARY BALANCE SHEET (Rand)
At                         At                           At
30 June
31 March
30 June
2010                     2010                      2009
(Unaudited)
(Audited)
Note
R million
R million
R million
ASSETS
Non-current assets
Property, plant and equipment 29 485 29 403 27 912
Intangible assets 2 210 2 210 2 224
Restricted cash
146                       147                        161
Restricted investments 1 742 1 726 1 640
Investments in ﬁ nancial assets
12                         18                         57
Investments in associates 385 391 329
Inventories                                                                                                            5
214 81 –
Trade and other receivables 75 76 75
34 269 34 052 32 398
Current assets
Inventories
5                       987                     1 152                     1 035
Income and mining taxes 74 44 45
Trade and other receivables 1 003 1 217 885
Cash and cash equivalents 770 481 1 950
2 834 2 894 3 915
Assets of disposal groups classiﬁ ed as held-for-sale 3 233 – –
3 067 2 894 3 915
Total assets
37 336
36 946
36 313
EQUITY AND LIABILITIES
Share capital and reserves
Share capital 28 261 28 102 28 091
Other reserves
258                       535                        339
Retained earnings 690 676 1 095
29 209 29 313 29 525
Non-current liabilities
Deferred tax 3 534 3 326 3 251
Provision for environmental rehabilitation 1 692 1 704 1 530
Retirement beneﬁ t obligation and other provisions 169 167 166
Borrowings                                                                                                            6
981 780 110
6 376 5 977 5 057
Current liabilities
Borrowings                                                                                                            6
209 221 252
Trade and other payables 1 410 1 418 1 460
Income and mining taxes 9 17 19
1 628 1 656 1 731
Liabilities of disposal groups classiﬁ ed as held-for-sale 3 123 – –
1 751 1 656 1 731
Total equity and liabilities
37 336
36 946
36 313
Number of ordinary shares in issue 428 654 779 426 191 965 425 986 836
Net asset value per share (cents) 6 814 6 878 6 931
The accompanying notes are an integral part of these condensed consolidated ﬁ nancial statements.

CONDENSED CONSOLIDATED PRELIMINARY STATEMENT OF CHANGES IN EQUITY (Rand)
Share
Other
Retained
capital
reserves
earnings
Total
R million
R million
R million
R million
Balance – 30 June 2009 28 091 339 1 095 29 525
Issue of shares 170 – – 170
Share-based payments – 148 – 148
Comprehensive loss for the year – (229) (192) (421)
Dividends paid – – (213) (213)
Balance as at 30 June 2010
28 261
258
690
29 209
Balance – 30 June 2008 25 895 676 (1 832) 24 739
Issue of shares 2 194 – – 2 194
Share-based payments 2 113 – 115
Comprehensive income for the period – (450) 2 927 2 477
Balance as at 30 June 2009
28 091
339
1 095
29 525

Results for the fourth quarter and year
ended 30 June 2010
CONDENSED CONSOLIDATED PRELIMINARY CASH FLOW STATEMENT (Rand)
Quarter ended
Year ended
30 June
31 March
30 June
30 June
30 June
2010                2010                  2009               2010                 2009
(Unaudited)
(Unaudited)
(Unaudited)
(Audited)
R million
R million
R million
R million
R million
Cash ﬂow from operating activities
Cash generated by operations 877 295 780 1 580 2 813
Interest and dividends received 32 66 107 218 457
Interest paid (38) (32) (65) (90) (280)
Income and mining taxes paid (55) (11) (428) (125) (704)
Cash generated by operating activities 816 318 394 1 583 2 286
Cash ﬂow from investing activities
Decrease/(increase) in restricted cash – 301 6 15 (83)
Net proceeds on disposal of listed investments 8 – – 51 –
Proceeds on disposal of subsidiary – 24 – 24 –
Net (additions to)/disposals of property, plant and equipment (708) (988) 1 093 (3 493) 978
Other investing activities (11) (8) 51 (13) (78)
Cash (utilised)/generated by investing activities (711) (671) 1 150 (3 416) 817
Cash ﬂow from ﬁnancing activities
Borrowings raised 300 250 – 1 236 –
Borrowings repaid (106) (260) (2 462) (391) (3 738)
Ordinary shares issued – net of expenses 7 6 10 18 1 953
Dividends paid – – – (213) –
Cash generated/(utilised) by ﬁnancing activities 201 (4) (2 452) 650 (1 785)
Foreign currency translation adjustments
(17)
30
18
3
217
Net increase/(decrease) in cash and cash equivalents 289 (327) (890) (1 180) 1 535
Cash and cash equivalents – beginning of period 481 808 2 840 1 950 415
Cash and cash equivalents – end of period
770
481
1 950
770
1 950

NOTES TO THE CONDENSED CONSOLIDATED PRELIMINARY FINANCIAL STATEMENTS
FOR THE FOURTH QUARTER AND YEAR ENDED 30 JUNE 2010
1.     Accounting policies
Basis of accounting
The condensed consolidated preliminary ﬁ nancial statements for the period ended 30 June 2010 have been prepared using accounting policies that comply with International Financial Reporting Standards (IFRS), which are consistent with the accounting policies used in the audited annual ﬁ nancial statements for the year ended 30 June 2009. These condensed consolidated preliminary ﬁ nancial statements are prepared in accordance with IAS 34, Interim Financial Reporting, and in the manner required by the Companies Act of South Africa. They should be read in conjunction with the annual ﬁ nancial statement for the year ended 30 June 2009.
2.
Cost of sales
Quarter ended
Year ended
30 June
31 March¹
30 June¹
30 June
30 June¹
2010
2010
2009
2010
2009
(Unaudited)
(Unaudited)
(Unaudited)
(Audited)
R million
R million
R million
R million
R million
Production costs 2 075 1 882 1 920 8 325 7 657
Royalty expense 28 5 – 33 –
Amortisation and depreciation 383 324 332 1 375 1 253
Impairment of assets
(2)
30 196 546 331 546
Rehabilitation costs 14 7 (3) 29 5
Care and maintenance cost of restructured shafts 15 11 11 57 44
Employment termination and restructuring costs 82 120 – 205 39
Share based payments 41 36 38 148 113
Provision for post-retirement beneﬁts (19) – 1 (19) 2
Total cost of sales
2 649
2 581
2 845
10 484
9 659
(1)
The comparative figures are re-presented due to Mount Magnet being reclassified as part of discontinued operations. See note 3 in this regard.
(2)
The impairment recorded in the March 2010 quarter relates to Harmony 2 and Merriespruit 1 and 3, which have been placed on care and maintenance.
3.
Disposal groups classified as held-for-sale and discontinued operations
The assets and liabilities relating to Mount Magnet operations (operations in Western Australia) have been presented as held-for-sale following the approval of management on 17 May 2010. These operations were also deemed to be discontinued operations.

The conditions precedent for the sale of Mount Magnet assets were fulﬁ lled and the transaction became effective on 20 July 2010. A total purchase consideration of R269 million (A$40 million) was received from Ramelius Resources Limited In exchange for 100% of the issued shares of Mount Magnet. A$3 million of this amount was received as a deposit and the balance on 20 July 2010. The Group recognised a total proﬁ t of R113 million (A$17 million) which was recognised in July 2010. Consequently, the income statement, balance sheet and earnings per share amounts for all comparative periods have been re-presented taking this change into account.
4.
Earnings/(loss) per ordinary share
Earnings/(loss) per ordinary share is calculated on the weighted average number of ordinary shares in issue for the quarter ended 30 June 2010:
427.6 million (31 March 2010: 426.1 million, 30 June 2009: 425.7 million), and the year ended 30 June 2010: 426.4 million (30 June 2009:
414.1 million).

The fully diluted earnings/(loss) per ordinary share is calculated on weighted average number of diluted ordinary shares in issue for the quarter ended 30 June 2010: 429.1 million (31 March 2010: 429.6 million, 30 June 2009: 427.5 million), and the year ended 30 June 2010:
427.8 million (30 June 2009: 416.0 million).

Results for the fourth quarter and year
ended 30 June 2010
Quarter ended
Year ended
30 June
31 March¹ ²
30 June¹
30 June
30 June¹
2010
2010
2009
2010
2009
(Unaudited)
(Unaudited)
(Unaudited)
(Audited)
Total earnings/(loss) per ordinary share (cents):
Basic earnings/(loss) 3 (69) 56 (46) 707
Fully diluted earnings/(loss) 3 (68) 56 (45) 704
Headline (loss)/earnings (10) (27) 108 (7) 262
– from continuing operations (6) (24) 139 1 304
– from discontinued operations (4) (3) (31) (8) (42)
Diluted headline (loss)/earnings (10) (27) 107 (7) 261
– from continuing operations (6) (24) 138 1 303
– from discontinued operations (4) (3) (31) (8) (42)
R million
R million
R million
R million
R million
Reconciliation of headline (loss)/earnings:
Continuing operations
Net proﬁ t/(loss) 30 (280) 165 (160) 1 905
Adjusted for (net of tax):
Proﬁ t on sale of property, plant and equipment (80) (2) (87) (83) (962)
Proﬁ t on sale of listed investments (4) – – (7) –
Fair value movement of listed investments – – (9) – 71
Foreign exchange gain reclassiﬁ ed from equity – – – (22) (384)
Loss on sale of subsidiaries – 17 – 17 –
Impairment of investments 1 – – 3 –
Proﬁ t on sale of associate – – – – (1)
Impairment of investment in associates – – – – 112
Impairment of property, plant and equipment 26 162 519 256 519
Headline (loss)/earnings
(27)
(103)
588
4
1 260
Discontinued operations
Net (loss)/proﬁt (17) (15) 73 (32) 1 022
Adjusted for (net of tax):
Loss/(Proﬁ t) on sale of property, plant and equipment – 1 10 (1) (1 134)
(Reversal of impairment)/impairment of property,
plant and equipment – – (216) – (62)
Headline loss
(17)
(14)
(133)
(33)
(174)
Total headline (loss)/earnings
(44)
(117)
455
(29)
1 086
(1)
The comparative figures are re-presented due to Mount Magnet being reclassified as discontinued operation. See note 3 in this regard.
(2)
The comparative figures have been adjusted to account for a classification error on the profit relating to the sale by African Vanguard Resources Doornkop (AVRD) of its share in Doornkop Mineral Rights to Harmony Gold MIning Company Limited. The profit was included in other reserves.
5.     Inventories
During the year, the Group concluded two separate purchase agreements with Pamodzi Gold Free State (Proprietary) Limited (In Provisional
Liquidation) (Pamodzi), for the purchase of a waste rock dump and a gold plant to the value of R120 million. The Group’s intention is to break up the plant and extract the gold in lock-up. Gold inventory for all other group operations have been valued at year end at the lower of cost and net realisable value in accordance with the group’s accounting policy on inventories. The portion of gold inventory that is expected to be recovered more than twelve months after balance sheet date has been classiﬁ ed as non-current.

6.      Borrowings
30 June
31 March
30 June
2010               2010                2009
(Unaudited)
(Audited)
R million
R million
R million
Total long-term borrowings
981                780                   110
Total current portion of borrowings 209 221 252
Total borrowings
(1) (2) (3)
1 190 1 001 362
(1)
On 11 December 2009, the Company entered into a loan facility with Nedbank Limited, comprising of a Term Facility of R900 million and a Revolving Credit Facility of
R600 million. Interest accrues on a day to day basis over the term of the loan at a variable interest rate, which is fixed for a three month period, equal to JIBAR plus
3.5%. Interest is repayable quarterly.
The Term Facility is repayable bi-annually in equal instalments of R90 million over 5 years, the first instalment being paid on 30 June 2010. The Revolving Credit Facility is repayable after 3 years. During the quarter the Group drew down R300 million of the Revolving Credit Facility.
(2)
Included in the borrowings is R87 million (March 2010: R99 million; June 2009: R106 million) owed to Westpac Bank Limited in terms of a finance lease agreement. The future minimum lease payments are as follows:
30 June
31 March
30 June
2010                 2010                 2009
(Unaudited)
(Audited)
R million
R million
R million
Due within one year
32                    33                    30
Due between one and ﬁ ve years
58                    69                    80
90                   102                  110
Future ﬁ nance charges
(3)                   (3)                    (4)
Total future minimum lease payments
87                     99                  106
(3)
On 31 March 2010, the Group settled a term loan advanced by Nedbank Limited on 30 July 2003 to African Vanguard Resources (Doornkop) (Proprietary) Limited (AVRD).
This settlement constitute one part of the purchase consideration in a purchase agreement concluded by the Group on 19 March 2010. The settlement value amounted to R244 million. Interest accrued during the nine months ended 31 March 2010 amounted to R17.5 million (31 March 2009: R22 million).
7.
Commitments and contingencies
30 June
31 March
30 June
2010              2010                 2009
(Unaudited)
(Audited)
R million
R million
R million
Capital expenditure commitments
Contracts for capital expenditure 335 375 478
Authorised by the directors but not contracted for 1 006 1 281 734
1 341 1 656 1 212
This expenditure will be ﬁ nanced from existing resources and borrowings where necessary.
Contingent liability
Class action: On 18 April 2008, Harmony Gold Mining Company Limited was made aware that it has been named or may be named as a defendant in a lawsuit ﬁ led in the U.S. District Court in the Southern District of New York on behalf of certain purchasers and sellers of Harmony’s American Depository Receipts (ADRs) and options with regard to certain of its business practices. Harmony has retained legal counsel.

During January 2009, the plaintiff ﬁ led an Amended Complaint with the United States District Court (“Court”). Subsequently, the Company ﬁ led
a Motion to Dismiss all claims asserted in the Class Action Case. On 19 March 2010 the court denied the Company’s application for dismissal and subsequently the Company ﬁ led a Motion for Reconsideration in which it requested the Court to reconsider its judgement. This matter was heard on 27 April 2010 and the Company’s request for reconsideration of judgement was denied. The company is defending the matter and the legal process is taking its course. It is currently not possible to estimate if there will be a ﬁ nancial effect, or what that effect might be.
8.     Subsequent events
Sale of Mount Magnet
On 20 July 2010, the Group concluded an agreement with Ramelius Resources Limited to sell its 100% share in Mt Magnet Gold NL (Mount
Magnet) for a total consideration of R269 million (A$40 million (US$35 million)). The Group recognised a proﬁ t of R113 million (A$17 million
(US$15 million)). Refer to note 3 in this regard.

Results for the fourth quarter and year
ended 30 June 2010
Dividends
On 13 August 2010, the Board of Directors approved a ﬁ nal dividend for the 2010 ﬁ nancial year of 50 SA cents per share. The total dividend amounts to R214 million. As this dividend was declared after the reporting date, it has not been reﬂ ected in the ﬁ nancial statements for the period ended 30 June 2010.
9.     Segment report
The segment report follows on page 29 and 30.
10.   Reconciliation of segment information to consolidated income statements and balance sheet
30 June
30 June¹
2010                 2009
(Audited)
R million
R million
The “reconciliation of segment data to consolidated ﬁ nancials” line item in the segment reports are broken down in the following elements, to give a better understanding of the differences between the income statement, balance sheet and segment report.
Revenue from:
Discontinued operations
–                  614
Production costs from:
Discontinued operations
–                  447
Reconciliation of operating proﬁ t to gross proﬁ t:
Total segment revenue 11 284 12 110
Total segment production costs (8 358) (8 104)
Operating proﬁ t as per segment report 2 926 4 006
Less:
Discontinued operations
–                (167)
Operating proﬁ t as per segment report 2 926 3 839
Cost of sales items other than production costs and royalty expense (2 126) (2 002)
Amortisation and depreciation (1 375) (1 253)
Impairment of assets
(331)                (546)
Employment termination and restructuring costs (205) (39)
Share-based payments
(148)                (113)
Rehabilitation costs
(29)                   (5)
Care and maintenance costs of restructured shafts (57) (44)
Provision for post retirement beneﬁ ts
19                    (2)
Gross proﬁ t as per income statements *
800
1 837
Reconciliation of total segment mining assets to consolidated property, plant and equipment:
Property, plant and equipment not allocated to a segment:
Mining assets
786                  552
Undeveloped property 5 139 5 139
Other non-mining assets
72                    63
Less:
Non-current assets classiﬁ ed as held-for-sale (226) –
5 771
5 754
(1)
The comparative figures are re-presented due to Mount Magnet being reclassified as discontinued operations. See note 3 in this regard.
*
The reconciliation was done up to the first recognisable line item on the income statement. The reconciliation will follow the income statement after that.
11.   Audit review
The condensed consolidated preliminary ﬁ nancial statements for the year ended 30 June 2010 on pages 20 to 30 have been reviewed in accordance with the International Standards on Review Engagements 2410 – “Review of interim ﬁ nancial information performed by the independent Auditors of the entity” by PricewaterhouseCoopers Inc. Their unqualiﬁ ed review opinion is available for inspection at the company’s registered ofﬁ ce.

SEGMENT REPORT FOR THE YEAR ENDED 30 JUNE 2010 (Rand/Metric)
Production
Operating
Mining
Capital
Kilograms
Tonnes
Revenue
cost
proﬁ
t
assets
expenditure
produced
milled
R million
R million
R million
R million
R million
kg*
t’000*
Continuing operations
South Africa
Underground
Bambanani
(2)
1 114 745 369 954 207 4 137 528
Doornkop 517 410 107 2 837 342 1 950 540
Evander                                                910
859 51 922 175 3 475 788
Joel 524
379                    145                   175
88                  2 006                  439
Kusasalethu 1 392 1 091 301 2 974 430 5 444 1 035
Masimong 1 277
702                    575                   799                     177                  4 840                  899
Phakisa 375 326 49 4 065 486 1 371 339
Target
(2)
878 664 214 2 537 382 3 539 777
Tshepong 1 823 1 147 676 3 645 261 6 749 1 518
Virginia 1 415 1 340 75 682 180 5 288 1 656
Surface
All other surface operations
(1)
980
632                  348                     127
84 3 731 9 140
Total South Africa
11 205
8 295
2 910
19 717
2 812
42 530
17 659
International
Papua New Guinea
(3)
79 63 16 3 771 541 1 903 304
Total international
79
63
16
3 771
541
1 903
304
Total continuing operations
11 284
8 358
2 926
23 488
3 353
44 433
17 963
Discontinued operations
Mount Magnet – – – 226 – – –
Total discontinued operations
–
–
–
226
–
–
–
Total operations
11 284
8 358
2 926
23 714
3 353
44 433
17 963
Reconciliation of the segment
information to the consolidated
income statement and
balance sheet (refer to note 10) – – 5 771
11 284
8 358
29 485
Notes:
(1) Includes Kalgold, Phoenix, Dumps and President Steyn plant clean-up
(2) Production statistics for President Steyn and Target 3 (previously known as Lorraine 3) are shown for information purposes. These mines are in build-up phase and revenue and costs are currently capitalised until commercial levels of production are reached.
(3) Production statistics for Papua New Guinea are shown for the full year, although the mine was in build-up phase until the end of April 2010, with revenue and costs being capitalised for that period. During May 2010 commercial levels of production was reached and capitalisation ceased.
*
Production statistics are not reviewed

Results for the fourth quarter and year
ended 30 June 2010
SEGMENT REPORT FOR THE YEAR ENDED 30 JUNE 2009 (Rand/Metric)
Production
Operating
Mining
Capital
Kilograms
Tonnes
Revenue
cost
proﬁ
t
assets
expenditure
produced
milled
R million
R million
R million
R million
R million
kg*
t’000*
Continuing operations
South Africa
Underground
Tshepong 1 780 978 802 3 634 249 7 178 1 375
Phakisa                                                 171
107 64 3 658 461 691 185
Bambanani 924
651                    273                   705
52                 3 780                   517
Doornkop 343 281 62 2 544 395 1 311 549
Elandsrand 1 422 1 056 366 2 715 422 5 422 962
Target 688 536 152 2 218 342 2 713 644
Masimong 1 215
661                   554                    665                    130                  4 791                   890
Evander 1 514 998 516 940 210 5 912 1 125
Virginia 2 033 1 488 545 898 199 8 030 2 261
Other
(1)
503
366                    137                   240
56                  2 043                  513
Surface
Other
(2)
903
535                  368                   142
84                 3 566
8 867
Total South Africa
11 496
7 657
3 839
18 359
2 600
45 437
17 888
International
Papua New Guinea
(3)
– – – 3 540 1 782 – –
Total international
–
–
–
3 540
1 782
–
–
Total continuing operations
11 496
7 657
3 839
21 899
4 382
45 437
17 888
Discontinued operations
Cooke operations 614 447 167 – 87 2 500 1 287
Mount Magnet – – – 259 – – –
Total discontinued operations
614
447
167
259
87
2 500
1 287
Total operations
12 110
8 104
4 006
22 158
4 469
47 937
19 175
Reconciliation of the segment
information to the consolidated
income statement and
balance sheet (refer to note 10) (614) (447) 5 754
11 496
7 657
27 912
Notes:
(1) Includes Joel
(2) Includes Kalgold, Phoenix and Dumps
(3) Included in the capital expenditure is an amount of R1 543 million contributed by Newcrest in terms of the farm-in agreement.
*
Production statistics are unaudited.

      Results for the fourth quarter and year
                     ended 30 June 2010
                                 (US$)
Incorporated in the Republic of South Africa
Registration Number 1950/038232/06
(“Harmony” or “Company”)
JSE Share code: HAR
NYSE Share code: HMY
ISIN: ZAE 000015228
Results for the fourth quarter
and year ended 30 June 2010

Results for the fourth quarter and year
ended 30 June 2010
33
Operating results
(US$/Imperial)
Underground production – South Africa
Surface production – South Africa
Total
SA
South
PNG
PNG
Kusasa-
President
Under-
Total
SA
Africa
Capiti-
Produc-
Harmony
Bambanani
Doornkop
Evander
Joel
lethu   Masimong
Phakisa
Steyn
Target
Target 3   Tshepong
Virginia
ground
Kalgold
Phoenix
Dumps
Surface
Other            Total
lised             tion           Total
Ore milled
– t’000
Jun-10
142
153
161
100
346
240
105
–
219
–
379
266
2 111
475
1 474
784
2 733
–
4 844
–
335
5 179
Mar-10
142
136
152
110
249
234
95
–
214
–
397
441
2 170
434
1 407
669
2 510
–
4 680
–
–
4 680
Gold produced
– oz
Jun-10
37 616
16 333
18 551
12 153
45 011
38 613
13 375
932
27 939
2 958
55 235
25 496
294 212
13 182
4 951
15 561
33 694
–
327 906
3 858
14 950
346 714
Mar-10
33 951
14 532
19 355
16 783
33 180
33 372
11 092
129
27 425
804
52 599
39 931
283 153
11 285
4 694
16 461
32 440
–
315 593
17 683
–
333 276
Yield
– oz/t
Jun-10
0.265
0.107
0.115
0.122
0.130
0.161
0.127
–
0.128
–
0.146
0.096
0.138
0.028
0.003
0.020
0.012
–
0.067
–
0.033             0.065
Mar-         10 0.239            0.107        0.127         0.153           0.133            0.143          0.117
–         0.128
–         0.132           0.091           0.130          0.026         0.003        0.025         0.013
–           0.067
–
–            0.067
Cash operating
– $/oz
Jun-10
677
916
1 171
1 047
862
600
955
–
915
–
682
1 124
832
765
953
654
741
–
822
–
1 359
831
costs
Mar-10
687
868
1 061
715
1 089
680
1 066
–
798
–
677
1 068
848
771
791
548
661
–
829
–
–
829
Cash operating
– $/t
Jun-10
179
98
135
127
112
97
122
–
117
–
99
108
114
21
3
13
9
–
55
–
45
54
costs
Mar-10         164 93
135
109
145               97
124               –
102
–              90
97              110
20               3
13                 9
–                 56               –                 –                 56
Gold sold
– oz
Jun-10
38 099
15 625
18 905
10 899
39 899
39 095
13 535
932
26 846
2 958
55 942
30 511
293 246
13 021
4 951
15 561
33 533
–
326 779
10 160
8 327
345 266
Mar-10
32 569
13 953
16 686
16 108
34 433
32 022
10 642
129
25 721
804
50 477
38 967
272 511
10 288
4 694
16 461
31 443
–
303 954
21 412
–
325 366
Revenue
($’000)
Jun-10
46 626
19 049
23 054
13 055
48 440
47 841
16 585
–
33 223
–
68 287
36 779
352 939
15 592
5 947
18 650
40 189
–
393 128
–
10 470
403 598
Mar-10
36 287
15 170
18 346
17 946
38 034
35 658
11 874
–
28 304
–
56 219
43 262
301 100
11 420
5 206
18 287
34 913
–
336 013              –                 –
336
013
Cash operating ($’000)
Jun-10
25 464
14 966
21 715
12 722
38 803
23 164
12 768
–
25 563
–
37 656
28 648
241 469
10 088
4 719
10 171
24 978
–
266 447
–
15 072
281 519
costs
Mar-10
23 319
12 620
20 542
11 997
36 141
22 700
11 820
–
21 874
–
35 614
42 657
239 284
8 696
3 711
9 025
21 432
–
260 716
–                –
260
716
Inventory
($’000)
Jun-10
2 205
(214)
752
(771)
(6 636)
547
708
–
(1 038)
–
3 457
3 936
2 946
(109)
–
1 071
962
–
3 908
–
(6 676)         (2 768)
movement
Mar-10
(1 077)
(742)
(3 079)
(1 292)
886
(1 058)
(352)
–
858
–
(1 668)
(1 981)
(9 505)
(781)
–
1 130
349
–
(9 156)
–
–
(9 156)
Operating costs
($’000)
Jun-10
27 669
14 752
22 467
11 951
32 167
23 711
13 476
–
24 525
–
41 113
32 584
244 415
9 979
4 719
11 242
25 940
–
270 355
–
8 396
278 751
Mar-10
22 242
11 878
17 463
10 705
37 027
21 642
11 468
–
22 732
–
33 946
40 676
229 779
7 915
3 711
10 155
21 781
–
251 560
–                 –
251
560
Operating proﬁt
($’000)
Jun-10
18 957
4 297
587
1 104
16 273
24 130
3 109
–
8 698
–
27 174
4 195
108 524
5 613
1 228
7 408
14 249
–
122 773
–
2 074
124 847
Mar-10
14 045
3 292
883
7 241
1 007
14 016
406
–
5 572
–
22 273
2 586
71 321
3 505
1 495
8 132
13 132
–
84 453
–
–
84 453
Capital
($’000)
Jun-10
4 422
13 803
5 047
2 399
11 397
5 932
15 560
7 847
9 175
5 678
9 269
5 007
95 536
581
79
–
660
3 175
99 371
4 039
5 837
109 247
expenditure
Mar-10
3 860
11 491
4 131
2 599
14 351
6 502
13 717
4 066
10 962
3 305
8 290
5 766
89 040
340
124
–
464
1 759
91 263
5 057
–
96 320

Results for the fourth quarter and year
ended 30 June 2010
CONDENSED CONSOLIDATED PRELIMINARY INCOME STATEMENT (US$)
(Convenience translation)
Quarter ended
Year ended
30 June
31 March¹
30 June¹
30 June
30 June¹
2010                  2010                  2009                2010
2009
(Unaudited)
(Unaudited)
(Unaudited)
(Unaudited)
(Audited)
US$ million
US$ million
US$ million
US$ million      US$ million
Continuing operations
Revenue
404 336 316 1 489 1 277
Cost of sales (352) (344) (338) (1 383) (1 078)
Production cost (275) (251) (228) (1 098) (850)
Royalty expense (4) (1) – (4) –
Amortisation and depreciation (51) (43) (39) (181) (142)
Impairment of assets (4) (26) (65) (44) (63)
Employment termination and restructuring costs (11) (16) – (27) (4)
Other items (7) (7) (6) (29) (19)
Gross proﬁ t/(loss)
52
(8)
(22)
106
199
Corporate, administration and other expenditure (16) (12) (10) (50) (36)
Social investment expenditure (4) (3) (2) (11) (4)
Exploration expenditure (8) (9) (8) (29) (28)
Proﬁ t/(loss) on sale of property, plant and equipment 13 – 9 14 114
Other income/(expenses) – net 5 – (18) (8) (3)
Operating proﬁ t/(loss)
42
(32)
(51)
22
242
(Loss)/proﬁ t from associates (1) 1 6 7 1
Proﬁ t on sale of investment in associate – – – – –
Impairment of investment in associate – – – – (14)
Loss on sale of investment in subsidiary – (3) – (3) –
Fair value movement of listed investments – – (12) – (10)
Proﬁ t on sale of listed investments 1 – – 1 –
Impairment of investments – – – – –
Investment income 4 8 13 29 49
Finance cost (12) (8) (3) (32) (24)
Proﬁ t/(loss) before taxation
34
(34)
(47)
24
244
Taxation (30) (3) 66 (44) (22)
Normal taxation (3) (3) (11) (11) (75)
Deferred taxation (27) – 77 (33) 53
Net proﬁ t/(loss) from continuing operations
4
(37)
19
(20)
222
Discontinued operations
(Loss)/proﬁ t from discontinued operations
(2) (2) 9 (4) 89
Net proﬁ t/(loss)
2
(39)
28
(24)
311
Earnings/(loss) per ordinary share (cents)
– Earnings/(loss) from continuing operations
1 (9) 5 (5) 54
– (Loss)/earnings from discontinued operations (1) – 2 (1) 21
Total earnings/(loss) per ordinary share (cents)
–
(9)
7
(6)
75
Diluted earnings/(loss) per ordinary share (cents)
– Earnings/(loss) from continuing operations
1 (9) 5 (5) 53
– Earnings from discontinued operations (1) – 2 (1) 21
Total diluted earnings/(loss) per ordinary share (cents)
–
(9)
7
(6)
74
¹ The comparative ﬁ gures are re-presented due to Mount Magnet being reclassiﬁ ed as a discontinued operations.
The currency conversion average rates for the quarter ended: June 2010: US$1 = R7.54 (March 2010: US$1 = R7.50, June 2009: US$1 = R8.42)
The currency conversion average rates for the year ended: June 2010: US$1 = R7.58 (June 2009: US$1 = R9.00)
The income statement for the year ended 30 June 2009 has been extracted from the 2009 Annual Report.
Note on convenience translations
Except where speciﬁ c statements have been extracted from the 2009 Annual Report, the requirements of IAS 21, The Effects of the Changes in
Foreign Exchange Rates, have not necessarily been applied in the translation of the US Dollar ﬁ nancial statements presented on pages 34 to 40.

CONDENSED CONSOLIDATED PRELIMINARY STATEMENT OF OTHER COMPREHENSIVE INCOME (US$)
(Convenience translation)
Quarter ended
Year ended
30 June
31 March
30 June
30 June
30 June
2010                 2010                   2009                2010
2009
(Unaudited)
(Unaudited)
(Unaudited)
(Unaudited)
(Audited)
US$ million
US$ million
US$ million
US$ million      US$ million
Net proﬁ t/(loss) for the period
2
(39)
28
(24)
311
Attributable to:
Owners of the parent 2 (39) 28 (24) 311
Non-controlling interest – – – – –
Other comprehensive (loss)/income for the period, net of income tax (22) (4) (24) (31) 111
Foreign exchange translation (loss)/proﬁ t (21) 9 (24) (17) 105
Repurchase of equity interest – (13) – (13) –
Mark-to-market of available-for-sale investments (1) – – (1) 6
Total comprehensive (loss)/income for the period
(20)
(43)
4
(55)
422
Attributable to:
Owners of the parent (20) (43) 4 (55) 422
Non-controlling interest – – – – –
The currency conversion average rates for the quarter ended: June 2010: US$1 = R7.54 (March 2010: US$1 = R7.50, June 2009: US$1 = R8.42)
The currency conversion average rates for the year ended: June 2010: US$1 = R7.58 (June 2009: US$1 = R9.00)
The statement of other comprehensive income for the year ended 30 June 2009 has been extracted from the 2009 Annual Report.

Results for the fourth quarter and year
ended 30 June 2010
CONDENSED CONSOLIDATED PRELIMINARY BALANCE SHEET (US$)
(Convenience translation)
At                        At                           At
30 June
31 March
30 June
2010                      2010                      2009
(Unaudited)            (Unaudited)
(Audited)
US$ million
US$ million
US$ million
ASSETS
Non-current assets
Property, plant and equipment 3 865 4 020 3 614
Intangible assets
290                        302                       288
Restricted cash
19                          20                         21
Restricted investments
228                        236                        212
Investments in ﬁ nancial assets
2                           2                            7
Investments in associates
50                          53                         43
Inventories
28                          11                           –
Trade and other receivables 10 10 10
4 492 4 654 4 195
Current assets
Inventories
129                        158                       134
Income and mining taxes
10                           6                           6
Trade and other receivables 131 166 115
Cash and cash equivalents 101 66 253
371                        396                       508
Assets of disposal groups classiﬁ ed as held-for-sale 31 – –
402                      396                        508
Total assets
4 894
5 050
4 703
EQUITY AND LIABILITIES
Share capital and reserves
Share capital 3 705 3 842 4 004
Other reserves
33                         73                        (72)
Retained earnings/(accumulated loss) 91 92 (108)
3 829 4 007 3 824
Non-current liabilities
Deferred tax
463                       455                        421
Provisions for other liabilities and charges 222 233 198
Retirement beneﬁ t obligation and other provisions 22 23 22
Borrowings
129                       107                         14
836                       818                        655
Current liabilities
Borrowings
27                         30                         33
Trade and other payables
185                        193                       189
Income and mining taxes
1                           2                           2
213                        225                       224
Liabilities of disposal groups classiﬁ ed as held-for-sale 16 – –
229                       225                       224
Total equity and liabilities
4 894
5 050
4 703
Number of ordinary shares in issue 428 654 779 426 191 965 425 986 836
Net asset value per share (cents) 893 941 898
The balance sheet for June 2010 converted at a conversion rate of US$1 = R7.63 (March 2010: R7.31).
The balance sheet as at 30 June 2009 has been extracted from the 2009 Annual Report.

CONDENSED CONSOLIDATED PRELIMINARY STATEMENT OF CHANGES IN EQUITY (US$) (Unaudited)
(Convenience translation)
Retained
earnings/
Share
Other
(Accumulated
capital                 reserves
loss)
Total
US$ million
US$ million
US$ million
US$ million
Balance – 30 June 2009 3 683 44 144 3 871
Issue of shares 22 – – 22
Share-based payments – 19 – 19
Comprehensive loss for the year – (30) (25) (55)
Dividends paid – – (28) (28)
Balance as at 30 June 2010
3 705
33
91
3 829
Balance – 30 June 2008 3 787 (196) (419) 3 172
Issue of shares 217 – – 217
Share-based payments – 13 – 13
Comprehensive income for the period – 111 311 422
Balance as at 30 June 2009
4 004
(72)
(108)
3 824
The currency conversion closing rates for the year ended: June 2010: US$1 = R7.63 (June 2009: US$1 = R7.72).
The statement of changes in equity as at 30 June 2009 has been extracted from the 2009 Annual Report.

Results for the fourth quarter and year
ended 30 June 2010
CONDENSED CONSOLIDATED PRELIMINARY CASH FLOW STATEMENT (US$)
(Convenience translation)
Quarter ended
Year ended
30 June
31 March
30 June
30 June
30 June
2010                2010                  2009               2010                2009
(Unaudited)
(Unaudited)
(Unaudited)     (Unaudited)
(Audited)
US$ million
US$ million
US$ million
US$ million
US$ million
Cash ﬂ ow from operating activities
Cash generated by operations 116 39 93 208 319
Interest and dividends received 4 9 13 29 51
Interest paid (5) (4) (8) (12) (31)
Income and mining taxes paid (7) (1) (51) (16) (85)
Cash generated by operating activities 108 43 47 209 254
Cash ﬂ ow from investing activities
Decrease/(increase) in restricted cash – 40 1 2 (9)
Net proceeds on disposal of listed investments 1 – – 7 –
Proceeds on disposal of subsidiary – 3 – 3 –
Net (additions to)/disposals of property, plant and equipment (94) (131) 130 (461) 111
Other investing activities (1) (1) 6 (2) (8)
Cash (utilised)/generated by investing activities (94) (89) 137 (451) 94
Cash ﬂ ow from ﬁ nancing activities
Borrowings raised 40 33 – 164 –
Borrowings repaid (14) (35) (292) (52) (427)
Ordinary shares issued – net of expenses 1 1 1 2 194
Dividends paid – – – (28) –
Cash generated/(utilised) by ﬁ nancing activities 27 (1) (291) 86 (233)
Foreign currency translation adjustments
(6)
3
61
4
85
Net increase/(decrease) in cash and cash equivalents 35 (44) (46) (152) 200
Cash and cash equivalents – beginning of period 66 110 299 253 53
Cash and cash equivalents – end of period
101
66
253
101
253
Operating activities translated at average rates for the quarter ended: June 2010: US$1 = R7.54 (March 2010: US$ = R7.50, June 2009: US$1 = R8.42).
Average rates for the year ended June 2010: US$1 = R7.58 (June 2009: US$1 = R9.00).
Closing balance translated at closing rates of: June 2010: US$1 = R7.63 (March 2010 : US$1 = R7.31, June 2009: US$1 = R7.72).
The cash ﬂ ow statement for the year ended 30 June 2009 has been extracted from the 2009 Annual Report.

SEGMENT REPORT FOR THE YEAR ENDED 30 JUNE 2010 (US$/Imperial) (Unaudited)
(Convenience translation)
Production
Operating
Mining
Capital
Ounces
Tons
Revenue
cost
proﬁ
t
assets
expenditure
produced
milled
US$ million
US$ million
US$ million
US$ million
US$ million
oz
t’000
Continuing operations
South Africa
Underground
Bambanani
(2)
147 98 49 125 28 133 007 582
Doornkop                                           68
54 14 372 45 62 694 595
Evander                                           120
113 7 121 23 111 724 869
Joel
69                       50                     19                     23                       10
64 495 484
Kusasalethu 184 144 40 390 57 175 029 1 141
Masimong                                          168
93 75 105 23 155 609 991
Phakisa                                              50
43 7 533 64 44 079 374
Target                                               116
88 28 333 51 113 782 857
Tshepong 241 151 90 478 35 216 986 1 674
Virginia 187 177 10 89 24 170 013 1 826
Surface
All other surface operations
(1)
129                      83                      46                   17                        11
119 954 10 077
Total South Africa
1 479
1 094
385
2 586
371
1 367 372
19 470
International
Papua New Guinea
(3)
10                         8
2 494 71 61 173 335
Total international
10
8
2
494
71
61 173
335
Total continuing operations
1 489
1 102
387
3 080
442
1 428 545
19 805
Discontinued operations
Mount Magnet – – – 30 – – –
Total discontinued operations
–
–
–
30
–
–
–
Total operations
1 489
1 102
387
3 110
442
1 428 545
19 805
Notes:
(1) Includes Kalgold, Phoenix, Dumps and President Steyn plant clean-up.
(2) Production statistics for President Steyn and Target 3 (previously known as Lorraine 3) are shown for information purposes. These mines are in build-up phase and revenue and costs are currently capitalised until commercial levels of production are reached.
(3) Production statistics for Papua New Guinea are shown for the full year, although the mine was in build-up phase until the end of April 2010, with revenue and costs being capitalised for that period. During May 2010 commercial levels of production was reached and capitalisation ceased.
All income statement items, including capital expenditure, are converted at the currency conversion rate of US$1 = R7.58.
Mining assets are converted at the currency conversion rate of US$1 = R7.63.

Results for the fourth quarter and year
ended 30 June 2010
SEGMENT REPORT FOR THE YEAR ENDED 30 JUNE 2009 (US$/Imperial) (Unaudited)
(Convenience translation)
Production
Operating
Mining
Capital
Ounces
Tons
Revenue
cost
proﬁ
t
assets
expenditure
produced
milled
US$ million
US$ million
US$ million
US$ million
US$ million
oz
t’000
Continuing operations
South Africa
Underground
Tshepong 198 109 89 471 28 230 778 1 516
Phakisa                                              19
12 7 474 51 22 216 204
Bambanani
103                       72                     31                     91
6 121 530 570
Doornkop                                           38
31 7 330 44 42 150 605
Elandsrand 158 117 41 352 47 174 321 1 061
Target                                                76
60 16 287 38 87 225 710
Masimong
135                       73                     62                    86                       14
154 034 981
Evander 168 111 57 122 24 190 075 1 241
Virginia 226 165 61 116 22 258 170 2 493
Other
(1)
56                       41                     15                    31
6 65 684 566
Surface
Other
(2)
100                      59                     41                     18
9 114 648 9 778
Total South Africa
1 277
850
427
2 378
289
1 460 831
19 725
International
Papua New Guinea
(3)
– – – 458 198 – –
Total international
–
–
–
458
198
–
–
Total continuing operations
1 277
850
427
2 836
487
1 460 831
19 725
Discontinued operations
Cooke operations 69 50 19 – 10 80 377 1 419
Mount Magnet – – – 34 – – –
Total discontinued operations
69
50
19
34
10
80 377
1 419
Total operations
1 346
900
446
2 870
497
1 541 208
21 144
Notes:
(1) Includes
Joel.
(2) Includes Kalgold, Phoenix and Dumps.
(3) Included in the capital expenditure is an amount of US$171 million contributed by Newcrest in terms of the farm-in agreement.
All income statement items, including capital expenditure, are converted at the currency conversion rate of US$1 = R9.00.
Mining assets are converted at the currency conversion rate of US$1 = R7.72.

DEVELOPMENT RESULTS (Metric)
Quarter ended 30 June 2010
Channel
Channel
Reef
Sampled
Width
Value
Gold
(metres)
(metres)
(cm’s)
(g/t)
(cmg/t)
Tshepong
Basal                       426 396 10.05 115.45 1 160
B Reef 52 12 161.30 0.35 57
All Reefs                  478
408
14.50
77.79
1
128
Phakisa
Basal                       169
160 33.75 20.55 694
All Reefs
169            160
33.75
20.55           694
Bambanani
Basal                      30.3
48 130.33 24.17 3 150
All Reefs                   30
48
130.33
24.17
3
150
Doornkop
Kimberley Reef 251.3 216 341.80 2.44 835
South Reef 285.6 255 61.90 13.87 859
All Reefs
537           471
190.26           4.46           848
Kusasalethu
VCR Reef 770.4 756 73.02 15.40 1 125
All Reefs                   770
756
73.02
15.40
1
125
Target
Elsburg                   167.9
138 180.50 26.76 4 831
All Reefs                   168
138
180.50
26.76
4
831
Masimong
Basal                     473.8
302 75.34 14.12 1 064
All Reefs                  646
474
89.56
13.01
1
165
Evander
Kimberley              367.5
336 37.00 36.49 1 350
All Reefs                  368
336
37.00
36.49
1
350
Virginia
(incl. Unisel & Brand 3)
Basal                      676.9
548 104.97 8.83 927
Leader                    364.3
392 139.44 8.21 1 144
A Reef 48.5 44 48.27 17.08 824
Middle                      37.7
34 62.06 3.99 248
B Reef 103.5 68 68.12 5.27 359
All Reefs
1 231
1 086
111.47
8.47
944
Joel
Beatrix                  604.3
651 144.24 11.55 1 667
All Reefs                  604
651
144.24
11.55
1
667
Total
Harmony
Basal 1 776 1 454 65.96 16.17 1 066.41
Beatrix                     604
651 144.24 11.55 1 666.67
Leader                      364
392 139.44 8.21 1 144.34
B Reef 328 252 104.22 9.75 1 016.30
A Reef 48.5 44 48.27 17.08 824.46
Middle                      37.7
34 62.06 3.99 247.88
Elsburg                  167.9
138 180.50 26.76 4 831.00
Kimberley               618.8
552 156.27 7.35 1 148.48
South Reef 286 255 61.90 13.88 859.00
VCR                        770
756 73.02 15.40 1 124.77
All Reefs
5 001
4 528
100.96
12.59
1 271
DEVELOPMENT RESULTS (Imperial)
Quarter ended 30 June 2010
Channel
Channel
Reef
Sampled
Width
Value
Gold
(feet)
(feet)
(inches)
(oz/t)
(in.oz/t)
Tshepong
Basal 1 397 1 299 4.00 3.33 13
B Reef 171 39 64.00 0.01 1
All Reefs
1 568
1 339
6.00
2.16
13
Phakisa
Basal                      554
525 13.00 0.61 8
All Reefs                 554
525
13.00
0.61
8
Bambanani
Basal                        99
157 51.00 0.71 36
All Reefs                   99
157
51.00
0.71
36
Doornkop
Kimberley Reef 824 709 135.00 0.07 10
South Reef 937 837 24.00 0.41 10
All Reefs
1 761
1 545
75.00
0.13
10
Kusasalethu
VCR Reef 2 528 2 480 29.00 0.45 13
All Reefs
2 528
2 480
29.00
0.45
13
Target
Elsburg                     551
453 71.00 0.78 55
All Reefs                  551
453
71.00
0.78
55
Masimong
Basal                    1 554
991 30.00 0.41 12
All Reefs
2 119
1 556
35.00
0.38
13
Evander
Kimberley 1 206 1 102 15.00 1.03 16
All Reefs
1 206
1 102
15.00
1.03
16
Virginia
(incl. Unisel & Brand 3)
Basal 2 221 1 798 41.00 0.26 11
Leader 1 195 1 286 55.00 0.24 13
A Reef 159 144 19.00 0.50 9
Middle                      124
112 24.00 0.12 3
B Reef 340 223 27.00 0.15 4
All Reefs
4 038
3 563
44.00
0.25
11
Joel
Beatrix 1 983 2 136 57.00 0.34 19
All Reefs
1 983
2 136
57.00
0.34
19
Total
Harmony
Basal 5 826 4 770 26.00 0.47 12.25
Beatrix 1 983 2 136 57.00 0.34 19.14
Leader 1 195 1 286 55.00 0.24 13.14
B Reef 1 075 827 41.00 0.28 11.67
A Reef 159 144 19.00 0.50 9.47
Middle                      124
112 24.00 0.12 2.85
Elsburg                     551
453 71.00 0.78 55.47
Kimberley 2 030 1 811 62.00 0.21 13.19
South Reef 937 837 24.00 0.41 9.86
VCR 2 528 2 480 29.00 0.45 12.92
All Reefs
16 407
14 856
40.00
0.36
15

Results for the fourth quarter and year
ended 30 June 2010
NOTES

NOTES

Results for the fourth quarter and year
ended 30 June 2010
CONTACT DETAILS
HARMONY GOLD MINING COMPANY LIMITED
Corporate Office
Randfontein Office Park
PO Box 2
Randfontein, 1760
South Africa
Corner Main Reef Road
and Ward Avenue
Randfontein, 1759
South Africa
Telephone : +27 11 411 2000
Website : http://www.harmony.co.za
Directors
P T Motsepe (Chairman)*
G P Briggs (Chief Executive Officer)
H O Meyer (Financial Director)
H E Mashego ( Executive Director: Organisational
Development and Transformation)
F Abbott*
J A Chissano*
1
F F T De Buck*, Dr C Diarra*+,
K V Dicks*, Dr D S Lushaba*, C Markus*,
M Motloba*, C M L Savage*, A J Wilkens*
(* non-executive)
(
1
Mozambican)
(+ US/Mali Citizen)
Investor Relations Team
Esha Brijmohan
Investor Relations Officer
Telephone          :      +27 11 411 2314
Fax                   :      +27 11 692 3879
Mobile               :      +27 82 759 1775
E-mail               :      esha@harmony.co.za
Marian van der Walt
Executive: Corporate and Investor Relations
Telephone : +27 11 411 2037
Fax : +27 86 614 0999
Mobile : +27 82 888 1242
E-mail : marian@harmony.co.za
Company Secretary
Khanya Maluleke
Telephone : +27 11 411 2019
Fax : +27 11 411 2070
Mobile : +27 82 767 1082
E-mail               :
Khanya.maluleke@harmony.co.za
South African Share Transfer Secretaries
Link Market Services South Africa (Proprietary) Limited
(Registration number 2000/007239/07)
16th Floor, 11 Diagonal Street
Johannesburg, 2001
PO Box 4844
Johannesburg, 2000
South Africa
Telephone : +27 86 154 6572
Fax : +27 86 674 4381
United Kingdom Registrars
Capita Registrars
The Registry
34 Beckenham Road
Bechenham
Kent BR3 4TU
United Kingdom
Telephone :              0871 664 0300 (UK) (calls cost 10p a minute plus network
                               extras, lines are open 8:30 am to 5:30 pm Monday to Friday)
                               or +44 (0) 20 8639 3399 (calls from overseas)
Fax          :              +44 (0) 20 8639 2220
ADR Depositary
BNY Mellon
101 Barclay Street
New York, NY 10286
United States of America
Telephone          :
+1888-BNY-ADRS
Fax : +1 212 571 3050
Sponsor
JP Morgan Equities Limited
1 Fricker Road, corner Hurlingham Road
Illovo, Johannesburg, 2196
Private Bag X9936, Sandton, 2146
Telephone : +27 11 507 0300
Fax : +27 11 507 0503
Trading Symbols
JSE Limited HAR
New York Stock Exchange, Inc. HMY
NASDAQ                                                HMY
London Stock Exchange Plc HRM
Euronext, Paris HG
Euronext, Brussels HMY
Berlin Stock Exchange HAM1
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE 000015228
PRINTED BY INCE (PTY) LTD
W2CF10173

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated : August 16, 2010
Harmony Gold Mining Company Limited
By: /s/
Hannes Meyer
Name:
Hannes Meyer
Title: Financial Director